PE
9-1-02

02057669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

EDP

Financial Results

1H 2002

Table of Contents

1H2002 Financial Results

EDP

The EDP Group earned consolidated net income of €230.6 million in the first half of 2002, corresponding to earnings per share of €0.077 in the period.

€ m	1H2002	1H2001	Δ%
Operating Revenues	3,064.0	2,677.6	14.4%
Operating Costs	2,318.0	1,908.5	21.5%
EBITDA	746.0	769.1	-3.0%
Operating Results	353.3	425.3	-16.9%
Financial Results	(119.7)	(183.0)	34.6%
Extraordinary Results	48.2	48.6	-0.9%
Net Income	230.6	224.4	2.8%
Earnings per share	0.077	0.075	2.8%
Cash Flow [1]	623.4	568.2	9.7%
Adjusted Cash Flow	560.8	576.2	-2.7%
Operating Investment	421.7	234.3	80.0%
Financial Debt	6,507.0	5,555.1	17.1%
Net Debt	6,466.6	5,469.4	18.2%

[1] Cash flow = Net Income + Depreciation + Provisions

General Indicators	1H2002	1H2001	Δ%
Number of electricity clients			
Portugal	5,599,918	5,470,163	2.4%
Hidrocantábrico [1]	544,101	534,283	1.8%
Bandeirante [2]	1,210,912	1,142,034	6.0%
Escelsa [3]	939,959	878,572	7.0%
Enersul [3]	588,496	550,519	6.9%
Electricity sales (GWh)			
Portugal	18,516	18,020	2.8%
Hidrocantábrico [1]	6,077	5,731	6.0%
Bandeirante [2]	5,011	6,115	-18.0%
Escelsa [3]	3,058	3,456	-11.5%
Enersul [3]	1,351	1,487	-9.1%
Number of employees in the core business			
Portugal	9,377	10,349	-9.4%
Hidrocantábrico [1]	1,346	1,309	2.8%
Bandeirante [2]	1,410	1,491	-5.4%
Escelsa [3]	1,386	1,456	-4.8%
Enersul [3]	949	1,002	-5.3%

[1] Hidrocantábrico was equity consolidated (19% x 50%) for the first five months of 2002 (through May 30, 2002). In June it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).

[2] 1H2001 - pro forma figures

[3] Companies consolidated by the equity method

Note: The accounts presented in this document are non-audited.

Results Overview

Revenues (€ m)	1H2002	1H2001	Δ %
EDP Produção	726.2	579.7	25.3%
EDP Distribuição	1,727.7	1,632.0	5.9%
Hidrocantábrico [1]	51.4	-	-
Bandeirante	345.4	377.9	-8.6%
Telecoms	149.2	52.2	186.1%
Information Technology	150.7	85.3	76.6%
Other & Adjustments	(86.6)	(49.5)	-74.8%
Consolidated	**3,064.0**	**2,677.6**	**14.4%**



€ m
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
EDP Produção
EDP Distribuição
Hidrocantábrico (1)
Bandeirante
Telecoms
Information Technology
Other & Adjustments
Consolidated

EDP Group's revenues for the 1H2002 amounted to €3,064.0 million an increase in excess of 14% relative to the 1H2001. However, such performance was not verified at EBITDA and EBIT level due to a decrease in EDP Distribuição gross margin, following the 2002 regulatory review, and a decline from Bandeirante's contribution to the Group's consolidated results, attributable to a large extent to the Real devaluation against the Euro and a reduction in the company's gross margin.

EDP's financial statements include for the first time the proportional consolidation (40% of the month of June) of Hidrocantábrico.

EBITDA (€ m)	1H2002	1H2001	Δ %
EDP Produção	398.0	385.6	3.2%
EDP Distribuição	266.8	300.2	-11.1%
Hidrocantábrico [1]	12.3	-	-
Bandeirante	43.4	70.8	-38.7%
Telecoms	(24.9)	(36.3)	31.4%
Information Technology	21.7	19.4	11.8%
Other & Adjustments	28.8	29.4	-2.0%
Consolidated	**746.0**	**769.1**	**-3.0%**



€ m
EBITDA % ●
800
600
400
200
0
-200
-400
-600
-800
60%
40%
20%
0%
-20%
-40%
-60%
EDP Produção
EDP Distribuição
Hidrocantábrico (1)
Bandeirante
Telecoms
Information Technology
Other & Adjustments
Consolidated

EDP's domestic generation business, EDP Produção, is the largest contributor to the Group's EBITDA and EBIT. EDP Produção's performance reflects both its management focus in improving margins and in maintaining the company's operating costs within best-practice levels and also the stable nature of the PPA contracts to which the majority of its installed capacity is bound.

In the domestic distribution business, despite the increase in EDP Distribuição's revenues, EBITDA and EBIT *decreased during the* period. This is largely attributable to ERSE's imposed cut to the Use of the Distribution Grid tariff following the last regulatory review, which was effective from January 2002.

EBIT (€ m)	1H2002	1H2001	Δ %
EDP Produção	276.2	268.2	3.0%
EDP Distribuição	74.8	118.8	-37.0%
Hidrocantábrico [1]	6.6	-	-
Bandeirante	27.3	53.6	-49.0%
Telecoms	(58.1)	(55.4)	-5.0%
Information Technology	12.7	11.0	15.0%
Other & Adjustments	13.8	29.1	-52.5%
Consolidated	**353.3**	**425.3**	**-16.9%**



€ m
EBIT % ●
500
400
300
200
100
0
-100
-200
-300
-400
-500
60%
40%
20%
0%
-20%
-40%
-60%
EDP Produção
EDP Distribuição
Hidrocantábrico (1)
Bandeirante
Telecoms
Information Technology
Other & Adjustments
Consolidated

Bandeirante has suffered from the Brazilian electricity rationing programme (started on June 4, 2001 and ended on February 28, 2002) and its contribution to EDP's results, however positive, were affected by the sharp devaluation of the Brazilian currency against the Euro. Bandeirante's EBITDA in Euro terms fell 39% to €43.4 million.

Telecoms revenues have almost tripled from the 1H2002 and ONI's contribution to EDP consolidated EBITDA, however negative, has improved markedly by approximately €11.4 million.

[1] Hidrocantábrico was equity consolidated (19% x 50%) for the first five months of 2002 (through May 30, 2002). In June it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).

Investments and Financial Debt

Operating Investments (€ m)	1H2002	YE2001	1H2001
EDP Produção	114.6	140.4	25.0
EDP Distribuição	137.8	265.9	110.7
Edinfor asset transfer	38.4	-	-
Other investments	99.3	-	-
EDP Energia	4.4	1.1	0.1
Hidrocantábrico (40%)	30.8	-	-
Brazil	40.8	102.4	36.7
Bandeirante	13.7	65.7	20.0
Other	27.1	36.6	16.7
Telecoms	95.0	239.0	35.5
Information Technology	23.7	71.0	22.6
Other	13.0	29.5	3.7
Total	**421.7**	**849.2**	**234.3**

Operating investment totaled €421.7 million in the 1H2002, almost two times the 1H2001 figure. This difference is due to increased investment made by EDP Produção, EDP Distribuição and Oni and also to the fact that we are including as Group capex 40% of Hidrocantabrico's investments in the 1H2002. Regarding EDP Produção, the new TER CCGT that will operate on the non-binding system and the expansion works on the Venda Nova hydro power plant, that will operate in the binding system under the current PPA, accounted for 75% and 7% respectively of this company's 1H2002 capex. EDP Produção recurring investment totaled €9.9 million in the 1H2002. The largest contributor to the Group 1H2002 capex was EDP Distribuição with €137.8 million investment mostly focused on the distribution network. Out of the total EDP Distribuição's capex €38.4 million does not represent a cash-out-flow. It is in fact an asset transfer from Edinfor (investment made in 2001 by this company) of a new CRM information system (Cliente Plus) that will allow the company to improve efficiency in managing its large client base and will assure a smooth integration with our SAP R/3 ERP platform. As for Telecoms, Oni invested about €95.0 million during 1H2002. In Portugal, investment in the fixed line business was of €17.9 million, 85% of which in basic equipment and 10% on information systems, and in the mobile business total investment amounted to €66.0 million. In Spain, Oni invested around €11.1 million on its fixed line activities through its affiliate Comunitel. For the first time we are including 40% of Hidrocantábrico's capex, which in the 1H2002 is mostly related to the construction of the Castejón CCGT that accounted for €35 million of the company's total investment.

Financial Debt (€ m)	1H2002	YE2001	1H2001
Holding	4,785.2	4,842.7	4,352.1
EDP Produção	71.4	66.8	73.2
EDP Distribuição	0.0	40.1	24.9
Adygesinval + Hidrocantábrico	799.7	261.0	261.0
Brazil	226.1	158.9	380.1
Bandeirante	105.7	42.4	289.9
Other	120.4	116.5	90.2
Telecoms	589.8	413.2	453.8
Information Technology	34.7	16.2	9.7
Other	0.1	0.3	0.2
Total Financial Debt	**6,507.0**	**5,799.1**	**5,555.1**
Cash and cash equivalents	40.4	34.4	85.7
Net Debt	**6,466.6**	**5,764.7**	**5,469.4**

At the end on the 1H2002 total Group's financial debt amounted to €6,507.0 million an increase of 17% and 12% from the 1H2001 and YE2001 levels. Most of this increase is due to the first time consolidation of EDP's 40% stake in Adygesinval which, besides its own debt, also consolidates Hidrocantabrico's outstanding debt in the amount of €889.1 million. Approximately 74% of external debt is held at the holding level. Besides Hidrocantábrico, the major exceptions are Oni and the Brazilian subsidiaries, responsible for about €589.8 million and €226.1 million respectively of EDP's consolidated debt. The reduction of the debt relating to our Brazilian activities, observed during the second half of 2001, reflects the early redemption of Bandeirante's US dollar denominated debt which was replaced by an intra-Group loan in local currency from EDP Brasil S.A.. Bandeirante contracted in the 1H2002, R$75.9 million with BNDES following the conclusion of the negotiations of the agreement with ANEEL regarding the electricity sector rationing. INVESTCO (hydroelectric plant of Lajeado) and FAFEN (thermoelectric plant at the chemical site of Camaçari) were also responsible for €85 million and €27 million of consolidated debt. Most of EDP Produção's external debt concerns the development of two cogeneration plants. Approximately €42 million relates to a 50MW cogeneration facility developed by Soporgen and located at the Soporcel paper pulp plant. The other cogeneration project, responsible for another €10 million debt, is a 44MW plant located at Solvay chemicals plant that was awarded to Energin, a JV between EDP and Galp Energia. The expansion of Enernova activities, our wind farm developer, accounts for €15 million of our debt.

EDP Produção

Energy balance (GWh)	1H2002	1H2001	△%
Hydroelectric	2,940	9,289	-68.3%
Thermoelectric	9,277	5,155	80.0%
Binding Generation	12,217	14,444	-15.4%
HDN [1]	82	211	-61.2%
Hidrocenel [1]	107	236	-54.8%
EDP Energia	61	183	-66.5%
Non-Binding Generation	250	631	-60.4%
Biomass	20	9	122.2%
Wind Farms	55	37	48.6%
Cogeneration [2]	72	36	100.0%
Special Regime Producers	147	82	79.3%
Total EDP emission	**12,614**	**15,157**	**-16.8%**
Pumping	(318)	(160)	-98.8%
Net EDP emission	**12,296**	**14,997**	**-18.0%**
Pego thermal power station (SEP) [3]	2,501	1,466	70.6%
Tapada thermal power station (SEP) [3]	3,917	2,307	69.8%
Auto-producers (SEI) [3]	1,197	1,433	-16.5%
Import / (Export) net [3]	257	(415)	-
Gross demand	**20,169**	**19,788**	**1.9%**
Synchronous compensation [3]	(21)	(17)	-22.9%
Own consumption - generation [3]	(2)	(2)	-8.8%
Own consumption - transmission grid [3]	(5)	(5)	-5.0%
Losses [3]	(310)	(372)	16.7%
Energy delivered to distribution	**19,831**	**19,393**	**2.3%**

EDP thermal emission (GWh)	1H2002	1H2001
Tapada do Outeiro	28	-
Carregado	1,314	255
Barreiro	167	66
Setúbal	3,071	744
Sines	4,695	4,078
Alto de Mira + Tunes	2	12
EDP thermal emission in the PES	**9,277**	**5,155**

Hydrological Coefficient



2.0
1.5
1.0
0.5
0.0
1.43
1.19
0.50
J/01
F/01
M/01
A/01
M/01
J/01
J/01
A/01
S/01
O/01
N/01
D/01
J/02
F/02
M/02
A/02
M/02
J/02

[1] HDN and Hidrocenel's power stations with installed capacity of less than 10 MW operating in the Non-Biding system are remunerated as Special Regime Producers. In HDN it represented 45 GWh in 1H2002 and 111 GWh in 1H2001. In Hidrocenel it represented 17 GWh in 1H2002 and 36 GWh in 1H2001.

[2] Only energy sent out to the transmission and distribution grid.

[3] Source: REN - Rede Electrica Nacional, S.A.

In the 1H2002, energy sent out to the transmission network totaled 20,169 GWh, which represents a growth of 1.9% when compared with the 1H2001. Due to the low rainfall recorded in the 1H2002 (hydro coefficient of 0.50 vs. 1.43 in 1H2001) thermal generation increased at the expense of hydro generation. Consequently, the contribution from EDP Produção's hydro power stations to the total energy produced in the Portuguese Electricity System (PES) declined while the emission from its thermal power plants, as well as from the two IPPs Pego and Turbogás, increased.

The 18% decrease in EDP Produção's net emission had limited impact on the company's financial statements given that a large part of its generation capacity is bound to the PES under long-term Power Purchase Agreements (PPAs) which i) guarantee producers a fixed component (Capacity Charge) based on the contracted availability with the PES regardless of the energy produced; ii) permit the pass-through to the final tariff of total fuel costs by means of a variable component (Energy Charge) that is invoiced monthly to REN.

EDP Produção

Electricity sales (€ m)	1H2002	1H2001	Δ %
PPA Capacity Charge	430.7	419.4	2.7%
PPA Energy Charge	240.7	116.8	106.1%
Total CPPE	**671.5**	**536.2**	**25.2%**
HDN	11.5	10.6	8.5%
Hidrocenel	11.1	9.8	13.7%
Total Embedded	**22.7**	**20.4**	**11.0%**
Wind powered (*Enernova*)	4.6	2.2	106.8%
Cogeneration (Soporgen)	12.4	7.6	63.5%
Total EDP Produção	**711.2**	**566.5**	**25.6%**


1H 2002
Cogeneration 1.7%
Wind powered 0.7%
Embedded 3.2%
PPA Energy Charge 33.8%
PPA Capacity Charge 60.6%


1H 2001
Cogeneration 1.3%
Wind powered 0.4%
Embedded 3.6%
PPA Energy Charge 20.6%
PPA Capacity Charge 74.0%

Fuel costs (€ m)	1H2002	1H2001	Δ %
Coal	77.1	62.9	22.5%
Fuel-oil	146.7	44.1	232.5%
Natural Gas	5.2	5.7	-9.4%
Diesel	0.3	1.0	-72.8%
CPPE	**229.2**	**113.7**	**101.5%**
Natural Gas	10.5	9.6	9.7%
Soporgen	**10.5**	**9.6**	**9.7%**
Total EDP Produção	**239.7**	**123.3**	**94.4%**


1H 2002
Fuel-oil 64.0%
Natural Gas 2.3%
Diesel 0.1%
Coal 33.6%


1H 2001
Fuel-oil 38.8%
Natural Gas 5.0%
Diesel 0.9%
Coal 55.3%

EDP Produção's electricity sales amounted to €711.2 million, an increase of 26% compared with the 1H2001. This increase was due to i) a €123.9 million growth in the PPA's Energy Charge which compensates EDP Produção's power stations, operating in the PES, for the higher fuel utilization, hence higher fuel costs, incurred in the 1H2002; ii) a €11.3 million growth in the PPA's Capacity Charge mostly attributable to an higher than last year's availability factor in CPPE's hydro power plants (12 mths. avg. verified availability / 12 mths. avg. contracted availability).

Regarding fuel costs, the €116.4 million increase from the 1H2001 figure reflect i) the general rise in fuel prices, the effects of which were not yet felt in the 1H2001; ii) the higher fuel utilization, associated with a greater recourse to thermal generation in what was a typical dry year; and iii) the increased weight of fuel-oil (more expensive) in the fuel consumption mix of EDP Produção.

The improvement in EDP Produção's gross margin is explained not only by the higher availability of CPPE's hydro power plants but also due to the fact that EDP Produção managed to increase the efficiency of its fuel procurement activity and has acquired coal in the 1H2002 at below the EU coal price index (used as the PPA Energy Charge's benchmark by which CPPE is paid for the acquisition of coal). This is reflected in the €11.6 million difference between CPPE fuel costs and the PPA Energy Charge in the 1H2002.

Outside supplies and services (€ m)	1H2002	1H2001	Δ %
Insurance costs	7.8	2.7	187.5%
Maintenance costs	9.0	6.9	29.2%
Surveilance and security	1.2	1.0	16.0%
Specialized works	1.2	1.6	-23.2%
Others	6.9	5.4	29.3%
Total Non-Group OSS	**26.1**	**17.6**	**48.0%**

Adjusted O. supplies and services (€ m)	Adj 1H02	Adj 1H01	Δ %	YE2001
Insurance costs *	3.9	2.7	41.4%	5.5
Maintenance costs *	9.0	12.6	-29.1%	25.3
Surveilance and security	1.2	1.0	16.0%	2.5
Specialized works	1.2	1.6	-23.2%	4.1
Others	6.9	5.4	29.3%	15.1
Total Non-Group OSS	**22.2**	**23.4**	**-5.0%**	**52.5**

Personnel costs (€ m)	1H2002	1H2001	Δ %
Total Personnel Costs	**60.9**	**53.0**	**15.1%**
Pension Premiums	5.5	3.8	45.9%
Early Retirement Correction	6.6	4.9	34.8%
Social benefits with early retirees	0.7	0.6	30.4%
Medical care with inactives	1.2	1.1	7.3%
Personnel costs (active workers)	**46.9**	**42.6**	**10.1%**
Number of employees	**2,167**	**2,267**	**-4.4%**
MW / Employee	**3.5**	**3.3**	**5.0%**

Adjusted personnel costs (€ m)	1H2002	50% YE01	Δ %	YE2001
Total Personnel Costs	**60.9**	**56.7**	**7.4%**	**113.5**
Pension Premiums	5.5	3.8	46.0%	7.5
Early Retirement Correction	6.6	5.1	28.1%	10.3
Social benefits with early retirees	0.7	0.6	30.9%	1.1
Medical care with inactives	1.2	1.1	3.9%	2.3
Personnel costs (active workers)	**46.9**	**46.1**	**1.7%**	**92.2**

* Following the creation of EDP Produção in the 2Q2001 a new accounting and information management system based on the SAP platform was implemented and, in light of the personnel relocation associated to this restructuring process, the Human Resources module took some time to become stable resulting in some 1H2001 personnel costs being accounted only in the 2nd half of the year. Thus, for analysis purposes, we are opting to compare the 1H2002 figures with 50% of YE2001 figures, which we believe are a proxy to last year's 1st half personnel costs. Regarding outside supplies and services and given the seasonality of the maintenance works on EDP Produção's power stations (in 2001 more concentrated on the 2nd half) we are applying the same logic as previously stated to the item "Maintenance Costs". In what concerns "Insurance Costs", we have inverted this logic since the total yearly cost for this item was already accounted in the 1H2002 whereas in 2001 only half of it was accounted in the 1H2001 financials.

In the 1H2002, total adjusted outside supplies and services provided by non-group companies was 5.0% lower than the adjusted 1H2001 figure. This variance is attributable to a decrease *in outsourced maintenance* and specialized works, which was partly offset with a substantial increase in Insurance Costs. This increase was due to the fact that annual insurance premiums related to EDP Produção's power plants have escalated in the wake of the September 11 attacks in the United States.

Total *personnel costs rose* 7.4% *relative* to 50% of the year-end's figure to €60.9 million. When corrected for early-retirements, pension premiums (which are offset against a provision at the holding company level) and other costs associated with non-active workers, personnel costs increased 1.7%. This growth is fundamentally attributable to: i) the reduction of EDP Produção's workforce by 100 people between the 1H2001 and the 1H2002; ii) which was not enough to offset the effect of the 2002 salary increase of 3.4%.

EDP Produção

Operating Income Statement (€ m)	1H2002	1H2001	Δ%
Electricity Sales	711.2	566.5	25.6%
Services Provided	8.5	8.2	4.1%
Other Sales	6.5	5.1	26.7%
Operating Revenues	**726.2**	**579.7**	**25.3%**
Electricity	6.7	1.3	405.0%
Fuel for electricity generation	239.7	123.3	94.4%
Direct Activity Costs	**246.4**	**124.6**	**97.7%**
Gross Profit	**479.8**	**455.1**	**5.4%**
Gross Profit/Revenues	66.1%	78.5%	-12.4p.p.
Sundry materials and goods for resale	2.4	1.3	82.6%
Outside supplies and services - Group	7.6	8.5	-10.2%
Outside supplies and services - Non-Group	26.1	17.6	48.0%
Personnel costs	60.9	53.0	15.1%
Concession fees	1.8	1.7	6.3%
Other operating costs (or revenues)	(2.4)	(2.1)	-12.2%
Own work capitalised	(14.6)	(10.4)	-40.3%
Operating Costs	**81.8**	**69.5**	**17.7%**
EBITDA	**398.0**	**385.6**	**3.2%**
EBITDA / Revenues	54.8%	66.5%	-11.7p.p.
Depreciation and amortisation	113.2	112.4	0.7%
Provisions	8.6	5.0	69.7%
EBIT	**276.2**	**268.2**	**3.0%**
EBIT / Revenues	38.0%	46.3%	-8.2p.p.

Investment (€ m)	1H2002	1H2001	Δ%
Binding Generation	16.4	11.0	48.4%
Non-Binding Generation	85.8	3.1	-
Special Regime Producers	5.1	6.0	-16.1%
Other investments	7.3	4.8	53.3%
Total operating investment	**114.6**	**25.0**	**358.5%**
Recurring investment	9.9	6.3	57.6%
Non-recurring investment	104.7	18.7	460.1%



€ m
450
400
350
300
250
200
150
100
50
0
385.6
▲ 24.7
▲ 4.5
▲ 1.1
▼ 0.9
▲ 8.5
▲ 8.0
▲ 0.1
398.0
EBITDA 2001
Gross Profit
Other Operating Revenues
Materials and goods for resale
OSS - Group
OSS - Non-Group
Personnel Costs
Concession Fees
EBITDA 2002

EDP Produção's EBITDA increased 3.2% from €385.6 million in the 1H2001 to €398.0 million in the 1H2002. Regarding capex, the substantial increase from last year's amount relates to the continuation of works in increasing the installed capacity of Venda Nova hydro power plant (PES), an investment of €7.9 million in the 1H2002, and the beginning of construction of the new TER CCGT power plant (NBES), an investment of €85.7 million in the 1H2002. This increase was partly offset by the conclusion, in the beginning of 2002, of the Soporgen and Energin plants, two co-generation plants 82% and 65% owned by EDP.

The current installed capacity of Venda Nova is 90 MW. By September 2004 two additional 94 MW groups are planed to start operating under the current PPA. Total investment in increasing Venda Nova's capacity (at technical costs) is expected to be in the order of €139.0 million of which €56.8 million has already been made.

The new TER CCGT comprises three 400 MW groups that will start operating in the beginning of 2004, end of 2004 and end of 2006. Out of the total planned investment (at technical costs), which amounts to €675.0 million (or €478.0 million for the first two groups), €148 million has already been made.

EDP Distribuição

Energy Sales (GWh)	1H2002	1H2001	Δ %
Energy delivered to Distribution	**19,831**	**19,393**	**2.3%**
Own consumption - distribution	(23)	(14)	-64.1%
Distribution losses	(1,292)	(1,358)	4.9%
Distribution losses %	*-6.5%*	*-7.0%*	
VHV (Very high voltage)	405	401	0.9%
HV (High voltage)	1,736	1,712	1.4%
MV (Medium voltage)	5,596	5,640	-0.8%
SLV (Special low voltage)	1,425	1,378	3.4%
LV (Low voltage)	8,451	8,118	4.1%
PL (Public lighting)	572	535	7.0%
Electricity sales - PES	**18,185**	**17,785**	**2.3%**
EDP	233	101	130.7%
Non-EDP	97	134	-27.5%
Electricity sales - NBES	**330**	**235**	**40.4%**
Total electricity sales	**18,516**	**18,020**	**2.8%**

Electricity consumers	1H2002	1H2001	Δ %
VHV (Very high voltage)	11	11	0.0%
HV (High voltage)	92	96	-4.2%
MV (Medium voltage)	20,166	19,056	5.8%
SLV (Special low voltage)	27,253	25,958	5.0%
LV (Low voltage)	5,511,812	5,385,835	2.3%
PL (Public lighting)	40,549	39,195	3.5%
Binding consumers	**5,599,883**	**5,470,151**	**2.4%**
EDP	35	12	191.7%
Non-EDP	17	10	70.0%
Non-binding consumers	**52**	**22**	**136.4%**
Total electricity consumers	**5,599,935**	**5,470,173**	**2.4%**

Total energy distributed in the 1H2002 reached 18,516 GWh, which represents a growth of 2.8% in Portugal's electricity consumption from last year's level. Of the total electricity distributed in this country 98.2%, or 18,185 GWh, was sold through the PES and the balance, or 330 GWh, was distributed in the non-binding system. The modest growth of 2.8% in energy sales in Portugal reflects both the slowdown in domestic economic growth and the milder temperatures recorded in the first six months of 2002.

Consumption in the PES, the binding system, grew during the period 2.3% largely due to the increase in sales across all low voltage segments: public lighting up 7.0%, low voltage up 4.1% and special low voltage up 3.4%. In the non-binding system, EDP achieved a 71% market share with 233 GWh of electricity sold to its 35 customers that have opted to be supplied in the liberalized market.

In January 2002 the liberalization threshold increased and all consumers except low voltage ones became eligible to choose their electricity supplier (before January 2002 only entities with consumption levels in excess of 9 GWh per year were considered eligible). By the end on the 1H2002 only 52 consumers were acquiring energy in the market system out of a total of 20,321 eligible consumers. EDP retained 35 of those 52 consumers.

Regarding the 97 GWh sold by the other supplier operating in the NBES, EDP Distribuição receives the regulated tariff for the Use of the Distribution Grid (URD) and the Network Services (CRedes) tariff. Allowed (or regulated) revenues from URD and CRedes in the NBES amounted in the 1H2002 to €2.1 million and are accounted as "services provided" at EDP Distribuição.

EDP Distribuição

According to ERSE's regulatory framework for the years 2002 to 2004, a proxy to EDP Distribuição's gross profit can be calculated by adding the allowed (or regulated) revenues for the Use of the Distribution Grid (URD), which varies with the amount of electricity that flows through the distribution network, and the allowed (or regulated) revenues for both commercialization activities: the Network Services (CRedes) and the Supply in the Public System (CSEP). The figures presented in the table below adjust ERSE's published URD regulated revenues, set for the year 2002, to the electricity flowed in the 1H2002 through EDP Distribuição's network.

Regulated Revenues (URD adjusted to 1H2002 consumption)	1H2002
Allowed revenues for the Use of the Distribution Grid: HV and MV (€ / MWh)	10.23
Electricity delivered to binding and non-binding consumers: HV and MV (GWh)	18,842
Allowed revenues for the Use of the Distribution Grid: LV (€ / MWh)	25.29
Electricity delivered to binding and non-binding consumers: LV (GWh)	10,448
URD total allowed revenues before t-2 tariff adjustment (€ m)	457.0
Allowed revenues for the Network Services activity: VHV; HV and MV (€ m)	5.6
Allowed revenues for the Network Services activity: SLV (€ m)	4.7
Allowed revenues for the Network Services activity: LV (€ m)	57.8
CRedes total allowed revenues before t-2 tariff adjustment (€ m)	68.0
Allowed revenues for the Supply in the Public System activity: VHV; HV and MV (€ m)	1.9
Allowed revenues for the Supply in the Public System activity: SLV (€ m)	0.9
Allowed revenues for the Supply in the Public System activity: LV (€ m)	36.3
CSEP total allowed revenues before t-2 tariff adjustment (€ m)	39.1
Total allowed revenues before t-2 tariff adjustment (€ m)	564.2
t-2 tariff adjustment (€ m)	10.2
Total allowed revenues after adjustments (€ m)	**553.9**

Electricity Sales (€ m)	1H2002	1H2001	Δ%
VHV (Very High Voltage)	17.2	18.6	-7.4%
HV (High Voltage)	80.2	85.3	-6.1%
MV (Medium Voltage)	404.4	383.0	5.6%
SLV (Special Low Voltage)	137.8	128.4	7.4%
LV (Low Voltage)	1,059.1	976.5	8.5%
Public lighting	43.3	41.8	3.6%
Interruptibility discounts	(12.6)	(11.7)	7.7%
Tariff correction discounts	(3.2)	(12.9)	-75.5%
Accummulated Sales	**1,726.3**	**1,609.0**	**7.3%**
Distribution 1999 Reposition	-	17.8	-
Distribution 2000 Reposition	10.2	-	-
Distribution 2001	-	(6.0)	-
Distribution 2002	(23.3)	-	-
Tariff Adjustments	**(13.0)**	**11.8**	-
Sales to customers	**1,713.3**	**1,620.8**	**5.7%**

Direct Activity Costs (€ m)	1H2002	1H2001	Δ%
Electricity purchases	1,141.6	1,008.3	13.2%

Gross Profit Analysis (€ m)	1H2002	1H2001	Δ%
Sales to customers	1,713.3	1,620.8	5.7%
Tariff adjustments' reposition	10.2	17.8	-
Sales to customers before reposition	1,703.0	1,603.0	6.2%
Gross profit	**561.4**	**594.8**	**-5.6%**

EDP Distribuição's total revenues are obtained by adding to the regulated revenues of its activities, the cost of electricity purchases. This cost, which is a complete pass-through to the final tariff, encompasses the generation costs, the transmission costs and the global use of the system costs and is also subject to ERSE's approval and regulation.

In the 1H2002, EDP Distribuição's electricity sales amounted to €1,713.3 million, an increase of 5.7% from the 1H2001 figure. However, gross profit before the 2000 tariff reposition fell by around 5.6% in comparison with last year's.

This apparently contradictory effect is explained by the increase in the Generation tariff and the Use of the Transmission Grid tariff (reflected both in EDP Distribuição's electricity revenues and direct costs of purchased electricity, thus with a zero-sum impact in its margins) along with a sharp decrease in the tariffs charged for the Use of the Distribution Grid and for EDP Distribuição's commercial activities (only reflected in the company's electricity revenues).

EDP Distribuição

Outside supplies and services (€ m)	1H2002	1H2001	Δ%
Maintenance costs	21.8	24.8	-12.0%
Specialized works	15.1	16.2	-6.8%
Communications	7.9	7.5	5.4%
Insurance costs	4.1	1.8	128.7%
Others	10.2	12.4	-17.3%
Total Non-Group OSS	**59.1**	**62.7**	**-5.6%**

Personnel costs (€ m)	1H2002	1H2001	Δ%
Total Personnel Costs	**196.1**	**184.1**	**6.5%**
Pension Premiums	21.2	13.3	59.5%
Early Retirement Correction	38.8	28.0	38.7%
Social benefits with early retirees	5.8	4.3	35.3%
Medical care with inactives	5.4	3.2	67.4%
Personnel costs (active workers)	**124.9**	**135.3**	**-7.7%**
Number of employees	**7,192**	**8,049**	**-10.6%**
Customers per employee	**779**	**680**	**14.6%**

Outside supplies and services provided by non-Group companies have been reduced by €3.5 million or 5.6% between the 1H2001 and the 1H2002 despite the substantial increase of EDP Distribuição's Insurance Costs. This decrease reflects the renegotiation of some maintenance contracts and the fact that in the 1H2001 this item was magnified by the adverse weather conditions that forced EDP to incur in additional outsourced maintenance.

The positive performance of this operating cost item gives evidence of the good results arising from the implementation in EDP Distribuição of the Efficiency 2002 cost-cutting programme which targets a reduction in both outside supplies and services and technical materials (which have also decreased between the 1H2001 and the 1H2002).

EDP Distribuição's personnel costs rose 6.5% relative to the same period last year to €196.1 million. If corrected for early-retirements, pension premiums (which are offset against a provision at the holding company level) and other costs associated with non-active workers, personnel costs would have decreased 7.7%. The evolution in the item personnel costs (adjusted to account for active workers only) reflects the sharp decrease in EDP Distribuição's workforce more than offsetting the 3.4% salary increase in the year 2002. Most of the 857 employees who left *EDP Distribuição during* the period under analysis have done it towards the end of 2001.


N. customers/employee
900
800
700
600
500
400
300
200
100
0
457
533
586
658
771
779
1997
1998
1999
2000
2001
1H2002


Electricity sales/employee (GWh)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2.60
3.14
3.57
4.17
5.01
5.06 *
1997
1998
1999
2000
2001
1H2002

* annualised in 1H2002


Electricity sales/employee (€ 10³)
600
500
400
300
200
100
0
255
306
326
366
454
481 *
1997
1998
1999
2000
2001
1H2002

* annualised in 1H2002

EDP Distribuição

Operating Income Statement (€ m)	1H2002	1H2001	Δ %
Electricity Sales - Group	1.2	1.4	-8.5%
Electricity Sales - Non-Group	1,713.3	1,620.8	5.7%
Services Provided	12.5	9.2	35.7%
Other Sales	0.7	0.7	2.2%
Operating Revenues	**1,727.7**	**1,632.0**	**5.9%**
Direct Activity Costs	**1,141.6**	**1,008.3**	**13.2%**
Gross Profit	**586.1**	**623.7**	**-6.0%**
Gross Profit/Revenues	33.9%	38.2%	-4.3p.p.
Sundry materials and goods for resale	31.0	54.8	-43.4%
Outside supplies and services - Group	30.0	35.9	-16.4%
Outside supplies and services - Non-group	59.1	62.7	-5.6%
Personnel costs	196.1	184.1	6.5%
Concession fees	76.4	67.2	13.6%
Other operating costs (or revenues)	(5.3)	(6.2)	14.1%
Own work capitalised	(67.9)	(74.9)	9.3%
Operating costs	**319.3**	**323.6**	**-1.3%**
EBITDA	**266.8**	**300.2**	**-11.1%**
EBITDA / Revenues	15.4%	18.4%	-3.0p.p.
Depreciation and amortisation	164.1	160.0	2.6%
Provisions	27.9	21.4	30.3%
EBIT	**74.8**	**118.8**	**-37.0%**
EBIT/ Revenues	4.3%	7.3%	-2.9p.p.

Investment (€ m)	1H2002	1H2001	Δ %
Distribution Grid	86.5	91.9	-6.0%
Public lighting	4.2	7.6	-44.5%
Information Systems	38.4	0.2	-
Other Investments	8.6	10.9	-21.0%
Total operating investment	**137.8**	**110.7**	**24.5%**
Recurring investment	96.2	103.6	-7.2%
Non-recurring investment	41.6	6.9	502.7%



€ m
350
300
250
200
150
100
50
0
300.2
▼37.7
▼7.8
▼23.8
▼5.9
▼3.5
▲12.0
▲9.1
266.8
EBITDA 2001
Gross Profit
Other Operating Revennues
Materials and goods for resale
OSS - Group
OSS - Non-Group
Personnel Costs
Concession Fees
EBITDA 2002

Despite the reduction in controllable operating costs, EDP Distribuição's EBITDA fell 11.1% mainly as a result of the cut in the Use of the Distribution Grid tariff between 2001 and 2002. ERSE's published tariffs (November 2001) for 2002 enforced a decrease in the Use of the Distribution Tariff of 8.1% in VHV, 4.5% in HV, 9.2% in MV and 5.4% in LV. This contributed to a significant reduction in EDP Distribuição's gross margin and therefore lower EBITDA than in the 1H2001.

EDP Distribuição's capex has increased from €110.7 million in the 1H2001 to €137.8 million in the 1H2002 or close to 25% during the period. This increase is explained by an internal change in ownership of some €38.4 million worth of assets that were transferred from Edinfor's to EDP Distribuição's balance sheet. These assets correspond to non-recurring investments made by Edinfor in EDP Distribuição's commercial and administrative IT systems based on the SAP platform, therefore this transfer does not affect the Group's cash-(out)flow. The major impact of this operation on EDP Distribuição's P&L is a significant reduction in Outside Supplies and Services – Group (provided by Edinfor).

EDP Energia

P&L Highlights (€ m)	1H2002	1H2001	Δ %
Electricity revenues	15.5	13.2	17.2%
Direct activity costs	17.7	5.4	229.8%
Operating costs	2.4	1.5	57.7%
EBITDA	(4.4)	6.4	-
EBIT	(6.1)	4.7	-

Non-binding customers	1H2002	1H2001	Δ %
EDP Energia	35	12	191.7%
Other suppliers	17	10	70.0%
Number of customers in NBES	**52**	**22**	**136.4%**

Electricity Sales (GWh)	1H2002	1H2001	Δ %
EDP Energia electricity emission	63	186	-66.3%
EDP Energia sales in the NBES	233	101	130.7%
Total sales in the NBES	330	235	40.4%
EDP Energia market share	70.5%	42.9%	28 p.p.

Electricity Revenues (€ m)	1H2002	1H2001	Δ %
Electricity sales from generation	1.9	9.9	-81.3%
Electricity sales to non-binding consumers	13.7	3.3	311.7%
EDP Energia Electricity Revenues	**15.5**	**13.2**	**17.2%**

Employees	1H2002	1H2001	Δ %
Number of employees	18	33	-45.5%



HDN
80.3 MW
Hidrocenel
80.7 MW
Spain
Generation
85.1 MW
Trading
Supply
EDP Energia's
non-binding
consumers
EDP
Distribuição

EDP Energia is a fully owned subsidiary of the EDP Group created to act as EDP's vehicle in the growing Portuguese liberalized electricity market. EDP Energia develops its activity in the generation, trading and supply of electricity in the Non-Binding Electricity System.

EDP Energia operates five hydro power plants with capacities ranging from 0.2 MW to 80.7 MW adding up to 85.1MW of installed generation capacity. In addition to its own generation, EDP Energia, within the scope of its trading activity, acquires electricity from other EDP embedded generators (hydro), HDN and Hidrocenel, as well as from Spain. This energy is sold to EDP Energia's supply activity and delivered to non-binding consumers that entered into bilateral contracts with the company. Any excess energy not placed with these clients is sold to EDP Distribuição at a regulated tariff.

Currently there are only two electricity suppliers operating in the Portuguese non-binding system. By the end of June 2002, thirty-five qualifying consumers had entered into contracts with EDP Energia and seventeen (eight of which were different operations of one entity) had entered into contracts with Endesa Energia.

The 233 GWh sold by EDP Energia to clients in the non-binding system represents approximately 1.3% of total electricity that flowed through the distribution network in the 1H2002 and 70.5% of total energy sold in the liberalized market.

In the 1H2002 EDP Energia gross margin reflects the higher costs of electricity purchases as a result of a bad hydrological year and the high Spanish pool prices. The bilateral contracts entered into by EDP Energia are usually one to two years long and most will expire during 2002. This will give EDP Energia the opportunity to revise these contracts in line with prevailing market conditions.

Hidrocantábrico (100%)

Spain Generation (GWh)	1H2002	1H2001	△%
Normal	85,478	84,293	1.4%
Special Regime	16,981	15,783	7.6%
Imports	4,531	3,576	26.7%
Total	**106,990**	**103,652**	**3.2%**

HC's Performance in the Pool	1H2002	1H2001	△%
Average HC Selling Price [1] (€/MWh)	47.83	30.36	57.5%
Average Pool Price [1] (€/MWh)	51.66	31.85	62.2%
HC's market share in wholesale market	8.0%	6.3%	1.7p.p.

(1) Includes wholesale market, ancillary services and capacity payment.

HC's Electricity Generation (GWh)	1H2002	1H2001	△%
Hydroelectric	385	662	-41.8%
Nuclear	528	558	-5.4%
Aboño	3,600	3,036	18.6%
Soto de Ribera	2,419	1,118	116.4%
Thermal	6,019	4,154	44.9%
Total Generation	**6,932**	**5,374**	**29.0%**
Generation losses	(56)	(59)	5.1%
Energy delivered to the Pool	**6,876**	**5,315**	**29.4%**



Weighted average Pool Price (€ / MWh)
120
100
80
60
40
20
0
J/02
F/02
M/02
A/02
M/02
J/02
1H2002
1H2001

Hidrocantábrico's emission during the 1H2002 totaled 6,932 GWh a 29.0% increase in comparison with the 1H2001. This surge in Hidrocantabrico's generation output is attributable to the sustained demand growth experienced in the Spanish electricity market as well as to the increased utilization of its thermal power plants in the context of an extremely poor hydrological year and a relatively low system reserve margin.

Given that Hidrocantábrico is long in generation and heavily weighted on thermal power, under the current market conditions, it was able to place its electricity surplus in the Spanish pool at very competitive prices. As a result, Hidrocantábrico managed to increase its market share by 1.7 p.p. to 8.0% on the back of the 29.0% soar *in its generation* output. This performance is in line with the company's target of achieving a close to 10% market share in the Spanish pool by 2004.

The surge in pool prices observed during the month of January resulted from an abnormal pressure, both of energy and peak demand, and constricted coverage *circumstances, mostly due to the particularly harsh cold weather conditions that affected* some regions in this period. Overall, Spanish pool prices were relatively high for most of the year enabling Hidrocantábrico to achieve an average selling price of €47.8 per MWh.

Hidrocantábrico (100%)

EDP

Distribution (GWh)	1H2002	1H2001	Δ %
Low Voltage	1,009	972	3.8%
Medium Voltage	424	367	15.5%
High Voltage	2,739	2,517	8.8%
Total Electricity	**4,172**	**3,856**	**8.2%**
Residential & Commercial	708	609	16.2%
Industrial	79	147	-46.1%
Cogeneration	-	82	-
Total Gas	**787**	**838**	**-6.1%**

Distribution (# customers)	1H2002	1H2001	Δ %
Low Voltage	541,644	531,480	1.9%
Medium Voltage	103	100	3.0%
High Voltage	10	10	0.0%
Total Electricity	**541,757**	**531,590**	**1.9%**
Residential & Commercial	140,404	130,771	7.4%
Industrial	39	45	-13.3%
Cogeneration	-	3	-
Total Gas	**140,443**	**130,819**	**7.4%**

Distribution (€ m)	1H2002	1H2001	Δ %
Transmission tariff	1.7	1.7	0.2%
Distribution tariff	44.7	40.5	10.4%
Commercialisation tariff	3.6	3.5	2.0%
Elect. regulated rev.	**50.0**	**45.7**	**9.3%**
Regulated revenues (1)	11.2	-	-
Non-regulated gr. profit (2)	7.9	16.2	-
Gross profit	**19.1**	**16.2**	**18.4%**

(1) 1H2002 - March until June values

(2) 1H2002 - January and February values

Supply (GWh)	1H2002	1H2001	Δ %
Asturias	377	371	1.6%
Rest of Spain	1,528	1,504	1.6%
Electricity supplied	**1,905**	**1,875**	**1.6%**
Asturias	35	-	-
Rest of Spain	587	-	-
Gas supplied	**622**	-	-

Supply (# customers)	1H2002	1H2001	Δ %
Asturias	459	436	5.3%
Rest of Spain	1,885	2,257	-16.5%
Electricity customers	**2,344**	**2,693**	**-13.0%**
Asturias	6	-	-
Rest of Spain	72	-	-
Gas customers	**78**	-	-

Supply (€ m)	1H2002	1H2001	Δ %
Asturias	27.2	24.2	12.2%
Rest of Spain	70.6	61.7	14.5%
Electricity sales	**97.8**	**85.9**	**13.8%**
Asturias	0.9	-	-
Rest of Spain	7.4	-	-
Gas sales	**8.4**	-	-

Total electricity distribution reached 4,172 GWh, an increase of 8.2% from last year's level. The largest marginal growing tension level was medium voltage consumption (15.5%) while the biggest net contributor to the observed overall increase was high voltage consumption (8.8%), which accounts for 65% of Hidrocantábrico's distribution. According to the prevailing regulation for the Spanish electricity sector, distribution revenues are predetermined before the beginning of the year. Hidrocantábrico's allowed (or regulated) revenues for the electricity distribution activity amounted to €50.0 million.

Gas distribution to regulated clients, in the first half of 2002, decreased by 6.1% y-o-y to 787 GWh as industrial clients and cogenerators switched to non-regulated supply. Conversely, residential and commercial consumption grew 16%. The gas distribution activity is, since late February 2002, subject to a new regulation that, similarly to the electricity distribution regulation, sets a cap on distributors gross margin through the definition of a maximum allowed (or regulated) revenues for this activity. Hidrocantabrico's gas distribution gross margin reflects, in the 1H2002, revenues from sales during January and February at a unit tariff and the enforcement of the new regulation from February onwards.

Hidrocantábrico Energia celebrated a supply contract with a Spanish hotel chain, Red Nacional de Paradores, for 45 GWh per year, comprising 73 hotel installations, reinforcing, in this way, the portfolio of the hotel industry clients, which already include Hoteles Husa, NH Hoteles and Hotel Arts. This year, the commercial strategy that is being followed by Hidrocantábrico, is expected to secure sales of 3,000 GWh to industrial clients outside of Astúrias and 8,500 GWh to industrial, services and residential clients inside of the Principate. The reduction of 16.5% in the number of non-regulated clients outside Astúrias derives from a less aggressive stance towards the unregulated market, mostly due to the higher pool prices. The non-regulated supply revenues reflect the high pool prices in the 1H2002.

Hidrocantábrico (100%)

Revenues contribution (€ m)	1H2002	1H2001	△%
Generation & Supply	443.8	292.5	51.7%
Electricity Distribution	266.0	175.6	51.5%
Cogen & Renewables	25.0	12.0	107.4%
Gas Distribution	32.1	33.3	-3.6%
Others & Adjustments	(5.6)	12.0	-
Revenues	**761.2**	**525.5**	**44.9%**

EBITDA contribution (€ m)	1H2002	1H2001	△%
Generation & Supply	155.6	94.9	63.9%
Electricity Distribution	34.1	30.5	12.0%
Cogen & Renewables	3.6	2.2	63.5%
Gas Distribution	16.4	12.8	27.9%
Others & Adjustments	(13.3)	(13.9)	4.4%
EBITDA	**196.4**	**126.5**	**55.3%**



€ m
220
200
180
160
140
120
100
80
60
40
20
0
126.5
▲60.7
▲3.6
▲1.4
▲3.6
▲0.6
196.4
EBITDA 2001
Generation & Supply
Electricity Distribution
Cogen & Renewables
Gas Distribution
Other (inc. Holding)
EBITDA 2002

Number of employees	1H2002	1H2001	△%
Generation	477	470	1.5%
Electricity Distribution	385	395	-2.5%
Comercialisation	107	89	20.2%
Gas Distribution	49	59	-16.9%
Special Regime	151	121	24.8%
Holding and others	177	175	1.1%
Number of employees	**1,346**	**1,309**	**2.8%**

In the 1H2002, electricity generation and supply EBITDA grew 64% in comparison with last year's and represented 79% of Hidrocantábrico's total EBITDA. This performance is attributable to i) a sustained electricity demand growth in excess of 3% during the first half of the year; ii) an increased generation output due to the intensive use of thermal power plants; iii) the high pool prices experienced in the 1H2002 caused by tight coverage conditions and amplified fuel costs.

The high pool prices experienced during the first six months of 2002 as well as the increase in the system costs associated with renewable capacity resulted in an increase in the tariff deficit. Hidrocantábrico has already accounted for this tariff deficit in accordance to current regulation for a deficit year, resulting in a negative impact in net sales figures of €16.2 million. The current regulatory system is under review and it is likely that a new revised system will include a compensation mechanism that will allow Hidrocantábrico to recover this deficit in future years.

Electricity distribution revenues were affected by the adoption of a new remuneration model and the expansion of this activity to the Madrid, Alicante and Valencia markets, which allowed an improvement in EBITDA of 12%. The 28.6% increase in the gas distribution activity EBITDA reflects i) the high demand in January and February when revenues were calculated based on unit prices and ii) the recent regulatory change, that since late February 2002 guarantee gas distributors a stable gross margin, which more than offset the lower demand in the last four months of the first half.

Hidrocantábrico (100%)

Financial Results (€ m)	1H2002	1H2001	Δ %
Expenses and losses	**26.4**	**27.2**	**-3.2%**
Interest payable	19.0	20.9	-8.9%
Losses in group and associated companies	5.0	3.8	30.6%
Unfavourable foreign exchange differences	0.1	0.5	-80.5%
Other	2.3	2.0	13.1%
Net financial items	**(18.3)**	**(19.9)**	**7.8%**
Income and gains	**8.1**	**7.4**	**9.3%**
Interest receivable	0.2	0.4	-45.5%
Gains in group and associated companies	6.5	6.1	5.3%
Favourable foreign exchange difference	0.7	0.4	64.7%
Investment income	0.5	0.2	159.0%
Gains in treasury and other applications	0.1	0.2	-37.4%

Extraordinary Results (€ m)	1H2002	1H2001	Δ %
Fixed assets gains / (losses)	(0.2)	2.9	-
Prior year adjustment (net)	(3.3)	(1.2)	-163.2%
Other gains / (losses) [1]	(18.6)	(2.5)	-651.7%
Extraordinary Results	**(22.0)**	**(0.8)**	-

[1] Includes a generic provision of €19.0 million.

Investment (€ m)	1H2002	1H2001	Δ %
Generation	40.4	76.0	-46.9%
Electric distribution	24.4	15.3	59.7%
Comercialisation	1.3	2.1	-36.2%
Gas distribution	10.5	8.3	25.7%
Other operating investment	0.4	8.8	-95.0%
Total operating investment	**77.0**	**110.5**	**-30.3%**
Recurring investment	33.6	32.8	2.6%
Non-recurring investment	45.3	77.7	-41.7%



6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
€ m
1,000
900
800
700
600
500
J/01 F/01 M/01 A/01 M/01 J/01 J/01 A/01 S/01 O/01 N/01 D/01 J/02 F/02 M/02 A/02 M/02 J/02
Financial debt
Euribor 6 months
HC's avg. interest rate

Hidrocantábrico's debt has increased from €799 million in June 2001 to €853 million by YE2001 and to €889 *million at the end of the 1H2002. This increase in debt was more than* offset by a reduction in Hidrocantábrico's average interest rate from 5.3% in June 2001 to 4.2% in June 2002, which allowed the company to decrease interest payable by 8.9% from the 1H2001.

Regarding capex, the substantial decrease in the 1H2002 figure is associated to the lower investment committed, during the period, to the construction of the Castejón CCGT. This was partly offset by an increase in the electricity distribution capex, due to the expansion of this activity to new markets, which accounted to €7.8 million of total investments, and the increase in Hidrocantábrico gas operations' capex, of around €2.2 million, in the development of the gas network and other infrastructures namely the pipeline to Castejón's CCGT.

The total investment in the Castejón 380 MW plant is estimated to be in the order of €200 million, of which approximately 50% was already made in 2001 (€75 million during 1H2001) and around €35 million during the 1H2002. This plant will start operating (dispatching) in the fourth quarter of 2002.

Hidrocantábrico (100%)

Income Statement (€ m)	1H2002	1H2001	Δ %
Revenues	**761.2**	**525.5**	**44.9%**
Direct Costs	**478.0**	**311.8**	**53.3%**
Gross Profit	**283.2**	**213.7**	**32.5%**
Gross Profit/Revenues	37.2%	40.7%	-3.5p.p.
Outside supplies and services	57.1	48.7	17.4%
Personnel costs	40.1	39.4	1.8%
Other operating costs (or revenues)	3.5	1.7	104.4%
Own work capitalised	(13.8)	(2.5)	455.8%
Operating Costs	**86.8**	**87.2**	**-0.4%**
EBITDA	**196.4**	**126.5**	**55.3%**
EBITDA/Revenues	25.8%	24.1%	1.7p.p.
Depreciation	52.6	50.5	4.0%
Provision	5.5	0.5	1006%
EBIT	**138.3**	**75.4**	**83.3%**
EBIT/Revenues	18.2%	14.4%	3.8p.p.
Financial income and gains	8.1	7.4	9.3%
Financial expenses and losses	26.4	27.2	-3.2%
Financial Results	**(18.3)**	**(19.9)**	**-7.8%**
Extraordinary income and gains	2.8	6.5	-55.9%
Extraordinary expenses and losses	24.9	7.3	242.5%
Extraordinary Results	**(22.0)**	**(0.8)**	**2656%**
Income Before Taxes	**98.0**	**54.8**	**78.9%**
Income taxes	34.6	17.9	93.5%
Minority interests	(1.5)	(0.4)	274.5%
Net Income	**64.9**	**37.3**	**73.9%**

Note: EDP Group consolidated 40% of June 2002


€ m
220
200
180
160
140
120
100
80
60
40
20
0
126.5
▲ 69.5
▲ 9.6
▲ 8.5
▲ 0.7
196.4
EBITDA 2001
Gross Profit
Other Operating Revennues
Outside supplies and services
Personnel Costs
EBITDA 2002

In addition to the facts already discussed in the previous pages, the 55.3% increase in Hidrocantábrico's EBITDA between the 1H2001 and the 1H2002 was driven by i) the beginning of the natural gas supply operations through HidroCantábrico Energía, S.A.; ii) an increase in direct costs which reflects the increase in fuel costs as a result of an higher thermal output; iii) an increase in outside supplies and services which includes some €4 million regarding the expansion of the distribution activity to Madrid, *Alicante and Valencia.*

The 1H2002 net income could have been higher had Hidrocantábrico not accounted the €16.2 tariff *deficit against the fist half revenues, as recommended by current* electricity regulation applicable for a deficit year, and for a €19.0 million generic provision.

Bandeirante

Energy Sales (GWh)	1H2002	1H2001	Δ %
Energy contracted	**6,713**	**7,217**	**-7.0%**
Adjustments to take-or-pay contracts	(205)	(312)	34.2%
Transmission losses	(220)	(260)	15.4%
Energy delivered to distribution	**6,288**	**6,645**	**-5.4%**
Distribution losses	(466)	(354)	-31.6%
Rationing losses	(340)	(114)	-198.2%
Energy sales to MAE (wholesale market)	**471**	**62**	**659.7%**
Residential	1,053	1,354	-22.2%
Industrial	2,952	3,507	-15.8%
Commercial	563	782	-28.0%
Other	443	471	-6.0%
Energy sales to final customers	**5,011**	**6,115**	**-18.1%**
Total energy sales	**5,482**	**6,177**	**-11.3%**

Gross profit (R$ m)	1H2002	1H2001	Δ %
Energy acquisition	502.1	410.2	22.4%
Other direct activity costs	79.6	106.2	-25.0%
Total direct activity costs	**581.7**	**516.4**	**12.6%**
Electricity sales to MAE (wholesale market)	32.8	34.7	-5.5%
Residential	201.0	220.3	-8.8%
Industrial	332.2	301.3	10.3%
Commercial	112.6	117.0	-3.8%
Other	61.9	51.5	20.1%
Electricity sales to final customers	707.7	690.1	2.6%
Total electricity sales	740.5	724.8	2.2%
Other revenues	16.0	16.4	-2.9%
Total revenues	**756.4**	**741.2**	**2.1%**
Gross profit	**174.8**	**224.8**	**-22.3%**

Bandeirante's electricity sales to final customers totaled 5,011 GWh in the 1H2002 down 18.1% from the 1H2001 due to a decrease in consumption across all segments with a special emphasis on the residential and the commercial ones. This decrease in consumption is fully attributable to the electricity-rationing programme enforced last year by the Brazilian government and to the economic slowdown in Brazil. As a result of a shortage of electricity, due to the 2001 severe drought, the Brazilian federal government *implemented an electricity-rationing plan* on June 4, 2001. Although the rationing program ended on February 28, 2002, its implementation had an adverse effect not only on electricity consumption, which decreased significantly during the period the program was in effect, but also on consumption habits in affected areas. As a result, we anticipate that a recovery in consumption to pre-rationing levels may take some time and this will affect demand for electricity from our distribution businesses in Brazil.

Despite the 18.1% decline in GWh sales to final customers, revenues from electricity sales have increased 2.6% to R$707.7 million as a result of the 19.43% yearly tariff adjustment in October 2001 and the extraordinary tariff adjustment of around 6%, implemented by ANEEL on 27 December 2001, to compensate distribution companies for the rationing losses.

Bandeirante's gross profit decreased 22.3% to R$174.8 million from the 1H2001 as a result of: i) a substantial decline in the volume of electricity sold to final customers that was not compensated with a similar decline in the energy purchased from generators given the take-or-pay nature of most of its acquisition contracts - the so called "contratos iniciais"; ii) the fact that most of this surplus was sold in the wholesale market (MAE) at lower prices than the final client tariffs charged both during this period and during the 1st half of 2001; iii) the higher energy acquisition costs, which have increased by 22.4%, as a result of ANEEL's October adjustments to the "contratos iniciais" and the impact of the Real devaluation on Itaipu's USD-indexed acquisitions (however, since October 2001, this costs are a complete pass-through to the final tariff and the October tariff adjustment will encompass this effect).

Also noteworthy is the fact that in June 2002 Bandeirante's low-income costumers suffered a criteria change and will, from now on, be billed for their consumptions as regular consumers. This will have a positive impact on Bandeirante's revenues with an estimated impact on the second half electricity sales in the order of R$43.2 million.

Bandeirante

Income Statement (R$ m)	1H2002	1H2001	Δ%
Electricity Sales	740.5	724.8	2.2%
Other revenues	16.0	16.4	-2.9%
Operating Revenues	**756.4**	**741.2**	**2.1%**
Energy acquisition	502.1	410.2	22.4%
Other direct activity costs	79.6	106.2	-25.0%
Direct Activity Costs	**581.7**	**516.4**	**12.6%**
Gross Profit	**174.8**	**224.8**	**-22.3%**
Gross Profit/Revenues	23.1%	30.3%	
Sundry materials and goods for resale	4.0	3.0	35.3%
Outside supplies and services	32.1	35.3	-9.2%
Personnel costs	40.1	40.7	-1.3%
Other operating costs (or revenues)	6.1	8.0	-23.7%
Own work capitalised	(1.2)	(1.0)	-10.7%
Operating Costs	**81.2**	**85.9**	**-5.5%**
EBITDA	**93.6**	**138.9**	**-32.6%**
EBITDA/Revenues	12.4%	18.7%	
Depreciation	35.7	32.3	10.2%
Provision	-	1.5	-
EBIT	**58.0**	**105.0**	**-44.8%**
EBIT/Revenues	7.7%	14.2%	
Financial Results	(20.8)	(115.5)	82.0%
Extraordinary Results	(17.3)	(8.0)	-116.5%
Income taxes	(10.9)	4.2	-
Net Income	**9.0**	**(14.3)**	**-**

Number of employees	1H2002	1H2001	Δ%
Number of employees	**1,410**	**1,491**	**-5.4%**

Investment (R$ m)	1H2002	1H2001	Δ%
Recurring investments	36.7	36.8	-0.2%
Non-recurring investments	1.9	1.2	59.5%
Total Operating Investments	**38.6**	**38.0**	**1.7%**



$R m
180
160
140
120
100
80
60
40
20
0
138.9
▼ 50.1
▲ 2.0
▲ 1.0
▼ 3.2
▼ 0.5
93.6
EBITDA 2001
Gross Profit
Other Operating Revenues
Materials and goods for resale
Outside supplies and services
Personnel Costs
EBITDA 2002

In line with the goals set for the entire EDP Group, Bandeirante's management focus in improving efficiency resulted in operating costs falling 5.5% from R$85.9 million in the 1H2001 to $R81.2 million in the 1H2002.

Outside supplies and services decreased 9.2%, or R$3.2 million, as a result of lower advertising expenditures and a reduction in maintenance costs. Advertising expenditures, incurred during the rationing period as a way to induce consumers to save electricity, have been cut by R$1.9 million, and the investments made in the modernization and automation of the distribution network resulted in lower required maintenance services and allowed for a decrease in headcount. Regarding personnel, the decline in the number of employees explains the 1.3% decrease in personnel costs.

The improvement at the operating costs' level was insufficient to offset the significant fall in the 1H2002 gross profit, given the significant weight of non-controllable costs in total activity costs, hence EBITDA and EBIT fell 33% and 45% respectively. According to the ongoing negotiation with ANEEL, this situation will change with the gradual termination of the "contratos. iniciais" starting in 2003 (25% per year of all contracts will be freed with exception of the one with Itaipu representing approximately 30% of total energy acquired).

Financial Results (R$ m)	1H2002	1H2001	△%
Expenses and losses	**52.7**	**125.9**	**-58.1%**
Interest payable	39.4	24.9	57.9%
Unfavourable foreign exchange differences	3.8	82.8	-95.4%
Other	9.5	18.2	-47.6%
Financial Results	**(20.8)**	**(115.5)**	**82.0%**
Income and gains	**31.9**	**10.4**	**206.2%**
Interest receivable	31.9	10.4	206.2%

Financial Debt (R$ m)	1H2002	YE2001	Oct 2001
EPD Brasil S.A.	460.0	473.2	-
BNDES	52.6	-	-
Others	165.9	68.3	92.5
Local currency	**678.5**	**541.5**	**92.5**
Dollar Denominated Debt (Redeemed)	-	-	774.6
Dollar Denominated Debt (Outstanding)	49.7	16.9	18.8
Foreign Currency	**49.7**	**16.9**	**793.4**
Total Financial Debt	**728.2**	**558.4**	**885.9**

Case scenario not considering anticipated debt redemption

Financial Results (R$ m)	1H2002	1H2001	△%
Expenses and losses	**193.0**	**125.9**	**53.3%**
Interest payable	35.3	24.9	41.5%
Unfavourable foreign exchange differences	148.2	82.8	79.0%
Other	9.5	18.2	-47.6%
Financial Results	**(161.1)**	**(115.5)**	**-39.5%**
Income and gains	**31.9**	**10.4**	**206.2%**
Interest receivable	31.9	10.4	206.2%


BRL / USD
June 2001 to June 2002
3.1
2.9
2.7
2.5
2.3
2.1
1.9
J/01
A/01
S/01
O/01
N/01
D/01
J/02
F/02
M/02
A/02
M/02
J/02

Bandeirante's financial results improved markedly from a negative R$115.5 million in the 1H2001 to a negative R$20.8 million in the 1H2002. This enhanced performance is explained by i) a substantial decrease in foreign exchange losses following the early redemption in January 2002 of the company's US dollar denominated debt and ii) a strong increase in interest receivable, explained by the interest accrued on the recoverable amounts approved by ANEEL, calculated at the "Selic" Brazilian benchmark interest rate, between the dates the rationing losses occurred and the end of June 2002.

In addition to the US$72 million capital gain captured by EDP S.A. at the end of 2001 (see EDP Investors and Analysts' Briefing from January 21, 2002) the early redemption of Bandeirante's US dollar denominated debt and its replacement by a Real denominated intra-Group loan from EDP Brasil S.A. resulted in a R$140.3 million saving and a strong improvement in the company's financial results. For illustration purposes only, we present at the top right hand side of this page a table that shows the impact on Bandeirante's 1H2002 financial results under a scenario where Bandeirante's USD debt would still be outstanding: i) interest payable would have been R$4.1 million lower (the difference between the interest paid to EDP Brasil S.A. in the 1H2002 in the amount of R$22.9 million and the interest that would have been paid on the Dollar denominated debt of R$18.8 million); ii) foreign exchanges losses would have been R$ 144.4 million higher as a result of the strong Real devaluation against the US dollar.

Rationing losses recovery (R$ m)	Booked YE2001	ANEEL Final	P&L Adj. 1H2002
Amount to recover	243.6	279.4	35.8
Interest payable over the amount to recover		17.2	17.2
Annex V - Sales reversal	186.5	186.5	
Additional costs with the inicial contract	45.9	43.4	(2.6)
Net amount to recover	11.2	66.8	55.6

Parcela A - 01/01/2001 to 25/10/2001 (R$ m)	Booked YE2001	ANEEL Final	P&L Adj. 1H2002
CCC	12.5	11.4	(1.1)
Basic Grid	1.9	2.1	0.2
Itaipú Transport	0.3	0.3	0.0
Itaipú (forex differences)	71.6	43.2	(28.4)
RGR	1.1	1.0	(0.1)
Fiscal rate	0.4	0.4	0.0
Interconection fees		0.1	0.1
Interests		3.0	3.0
Interests (26/10/01 a 30/06/02)		7.4	7.4
Amount to recover	87.9	68.9	(19.0)

BNDES credit line (1st portion)	75.9
Average tariff adjustment (%)	6.0
Estimated recover period (months)	64

Extraordinary Results (R$ m)	1H2002	1H2001	Δ %
Expenses and losses	**21.7**	**8.5**	**115.9%**
Fixed assets losses	2.7	2.2	22.2%
Inventory losses	2.2	2.0	7.9%
Bad debts	16.8	4.2	298.9%
Extraordinary Results	**(17.3)**	**(8.0)**	**-116.5%**
Income and gains	**4.4**	**0.5**	**115.9%**
Fixed assets gains	1.8	0.3	523.2%
Decrease in depreciation and provisions	2.7	0.2	1283.4%

On 29 February 2002, ANEEL approved the final amounts to be recovered by the Brazilian distribution companies regarding the rationing losses and the balance of the non-controllable cost account, the so called "Parcela A". These amounts will be recovered through an extraordinary tariff adjustment of 6% on average over an estimated period of 64 months and BNDES has created a specific credit line that will enable companies to overcome any potential short-term cash constraints.

According to ANEEL, Bandeirante is entitled to receive R$279.4 million in connection to losses that arose from the implementation of the rationing programme. At the end of 2001 the computed losses between June 2001 (beginning of the rationing) and December 2001, in the amount of R$243.6 million, were booked in Bandeirante's Balance Sheet as a receivable and in the P&L as electricity revenues. The R$35.8 million difference between the amounts booked in the end of 2001 and final amount approved by ANEEL correspond to changes in the calculation method of such losses and the inclusion of January and February losses.

As for the recovery of the "Parcela A", the account which incorporates the balance of all non-controllable direct activity costs accumulated between the 1 January 2001 and the 25 October 2001, the amount of R$68.9 million was approved by ANEEL as the maximum allowed to be a pass-through to the final tariff. The R$19 million difference between the amount booked in YE2001 and the 1H2002 figure, which was accounted as a direct activity costs in Bandeirante's P&L, reflects the difference between the company's initial assumption and the final amount approved by ANEEL.

Since the amounts to recover are a pass-through to the final tariff over a given period of time, they do not represent an immediate cash-in-flow for Bandeirante. Therefore, ANNEL allowed BNDES to grant the Brazilian distribution companies a cash advance, in the form of a special purpose loan, which interest is also a pass-through to the final tariff, in the amount of 90% of the approved rationing losses and "Parcela A" costs. Bandeirante will receive this amount in three slices: the first, of R$75.9 million, was received in February 2002; the second, of R$184.7, will be received in September 2002; the third, of R$44.4 will be received between September and the end of 2002. The second and third slices accrued interest at the Selic rate until June 2002 in the amount of R$17.2 million, for the rationing losses, and R$7.4 million for the "Parcela A".

In addition to the items described above, the total net amount of R$66.8 million booked by Bandeirante regarding accounting movements associated with the rationing programme, include i) the reversal of the Annex V revenues, which represents the value of the energy that would have been sold by Bandeirante at rationing wholesale market prices if generation companies were able to deliver the electricity volume foreseen in the "contratos iniciais", net of ii) the costs associated with the acquisition of that same electricity.

Regarding the increase in extraordinary results, namely in bad debts, this is explained by a change in this item's accounting criteria (now accounts receivable older then 90 days vs. before accounts receivable older than six months) and ANEEL's permission to include, from now on, bad debts from public entities.

Bandeirante

Income Statement (€ mn)	1H2002	1H2001	Δ%
Electricity Sales	333.0	375.8	-11.4%
Other revenues	12.5	2.1	485.2%
Operating Revenues	**345.4**	**377.9**	**-8.6%**
Energy acquisition	228.6	212.7	7.5%
Other direct activity costs	36.6	50.6	-27.8%
Direct Activity Costs	**265.2**	**263.3**	**0.7%**
Gross Profit	**67.8**	**112.5**	**-39.7%**
Gross Profit/Revenues	19.6%	29.8%	-10.1p.p.
Sundry materials and goods for resale	1.9	1.5	22.1%
Outside supplies and services	14.6	18.0	-18.8%
Personnel costs	18.1	20.7	-12.6%
Other operating costs (or revenues)	2.8	4.1	-31.9%
Own work capitalised	(0.5)	(0.5)	-1.7%
Operating Costs	**36.8**	**43.8**	**-15.9%**
EBITDA	**43.4**	**70.8**	**-38.7%**
EBITDA/Revenues	12.6%	18.7%	-6.2p.p.
Depreciation	16.1	16.5	-2.3%
Provision	-	0.8	-
EBIT	**27.3**	**53.6**	**-49.0%**
EBIT/Revenues	7.9%	14.2%	-6.3p.p.
Financial Results	(11.0)	(58.9)	81.4%
Extraordinary Results	(8.0)	(4.1)	-96.9%
Income before taxation	**8.3**	**(9.4)**	-
Income taxes	4.3	(2.1)	-
Net Income	**4.0**	**(7.3)**	-

Investment (€ m)	1H2002	1H2001	Δ%
Recurring investments	13.0	19.4	-32.7%
Non-recurring investments	0.7	0.6	7.6%
Total Operating Investments	**13.7**	**20.0**	**-31.5%**



BRL / €
June 2001 to June 2002
2.9
2.7
2.5
2.3
2.1
1.9
1.7
J/01
A/01
S/01
O/01
N/01
D/01
J/02
F/02
M/02
A/02
M/02
J/02

In Euro terms, Bandeirante's results were affected by the strong Real devaluation against the Euro, especially in May and June 2002. Between June 2001 and June 2002, the Brazilian currency depreciated approximately 29% against the Euro, which explains the large EBITDA and EBIT decrease.

Nevertheless, as a result of the successful anticipated debt redemption operation, responsible for the strong improvement in the company's financial results, Bandeirante's contribution to EDP's consolidated results was positive and it managed to post a net income of €4.0 million in 1H2002 against the €7.3 million loss in 1H2001.

Important note:

On 1 October 2001, Bandeirante began its activity with a new business configuration after the demerger (split) process, being now 96.48% controlled by EDP and fully consolidated. Therefore, for comparation purposes, Bandeirante's 1H2001 data presented in this section is pro-forma taking in consideration 54% of Bandeirante.

Telecoms

Operating Revenues (€ m)	1H2002	1H2001	Δ%
Voice telecommunications services	84.3	18.9	345.7%
Data telecommunications services	40.8	18.5	121.2%
Other telecommunications income	16.5	2.5	565%
Revenues from telecommunications services	**141.6**	**39.9**	**255.4%**
Equipment sales	7.6	12.3	-38.5%
Revenues from equipment sales	**7.6**	**12.3**	**-38.5%**
Operating revenues	**149.2**	**52.2**	**186.1%**

Direct Activity Costs (€ m)	1H2002	1H2001	Δ%
Cost of telecommunications services	74.9	20.8	260.5%
Cost of equipment sales	7.1	11.7	-39.2%
Direct activity costs	**82.1**	**32.5**	**152.2%**

Gross Profit (€ m)	1H2002	1H2001	Δ%
Gross profit on telecommunications services	66.7	19.1	249.8%
Gross profit on equipment sales	0.4	0.5	-23.7%
Gross Profit	**67.2**	**19.6**	**242.2%**



Voice
(million minutes)
507.7
106.1
+58%
802.6
215.4
1H2001
1H2002
Internet
(million minutes)
Operators
Residential
Corporate
268.1
+46%
390.2
1H2001
1H2002
CLIs
(thousand)
398.8
+26%
503.9
1H2001
1H2002

Charts are presented on a like-for-like basis. Includes Oni Spain (Comunitel and Germinus) in the 1H2001.

Operating revenues generated by the EDP Group's telecommunications companies climbed from €52.2 million in the 1H2001 to €149.2 million in the 1H2002. This represents an overall increase in sales of €97.0 million or an increase of €30.0 million if we exclude, this semester, the contribution of Comunitel and Germinus that were not consolidated in EDP's 1H2001 financial accounts.

Revenues from voice services amounted €84.3 million in the 1H2002 (of which Oni Spain generated €48.9 million), the equivalent to 59.5% of total revenues from telecommunications services. In the 1H2002, voice traffic handled by Oni and the number of equivalent client lines (CLIs), totaled 802.6 million minutes and 503,859 respectively. This represents a substantial increase from the 207.8 million minutes of voice traffic and the 296,584 CLIs registered in the 1H2001. Such performance reflects the impact of the liberalization of short-distance calls (local traffic) in Portugal and the inclusion, this semester, of Comunitel's voice traffic and CLIs. In the 1H2001, Comunitel recorded a voice traffic volume of 299.8 million minutes (445.5 million minutes in 1H2002) and 102,185 CLIs (113,325 in the 1H2002).

Revenues from data services, 28.8% of total revenues from telecommunications services, totaled €40.8 million in the 1H2002 (of which Oni Spain generated €9.5 million). Most of the revenues from data services were originated in the corporate segment and relate to the lease of bandwidth and data transmission services (mostly x25, IP, Frame-relay and ATM) to corporate clients. ISP services amounted to €6.9 million out of the total data services' revenues.

Direct activity costs of the telecommunications activity rose sharply to €84.5 million as a result of the higher business turnover. Nevertheless, Oni's 1H2002 gross profit improved markedly to €57.6 million or approximately 39% of total revenues. This performance is due to the fact that ONI relies increasingly on its own extensive fiber optic backbone to provide direct access to a growing number of clients.

Operating Income Breakdown (€ m)	OniWay	Spain	Oni Total
Revenues	-	67.0	149.2
Gross Profit	-	27.3	67.2
Operating Costs	2.2	30.2	92.1
EBITDA	(2.2)	(2.9)	(24.9)
EBIT	(3.4)	(9.8)	(58.1)

Balance Sheet (€ m)	OniWay	Spain	Oni Total
Intangible assets	168.7	78.0	512.1
Fixed assets	112.3	31.0	328.2
Other assets	81.4	75.1	286.6
Total assets	**362.3**	**184.1**	**1,126.9**
Financial debt	-	26.9	592.8
Provisions	-	3.4	13.8
Other liabilities	27.0	108.3	225.7
Total liabilities	**27.0**	**138.6**	**832.3**
Minority interests	-	**1.2**	**108.0**
Shareholders' equity	**335.3**	**44.3**	**186.6**
Total liabilities and shareholders' equity	**362.3**	**184.1**	**1,126.9**

Number of employees	1H2002	1H2001	△%
Fixed Line Portugal	762	681	11.9%
Fixed Line Spain	652	580	12.4%
Mobile	340	198	71.7%
Total	**1,754**	**1,459**	**20.2%**


EDP
56.0%
BCP
22.8%
Brisa
17.0%
GalpEnergia
4.2%
Oni
100%
Oni Fixed Portugal
100%
Oni Fixed Spain
68%
Oni Mobile Portugal

Oni's total net fixed assets (tangible and intangible) amounted to more than €840 million, representing approximately 75% of total assets. Intangible assets are, for the most part, long-term fiber lease contracts (€107 million), goodwill (€169 million), the UMTS license, and set-up costs (€121 million).

Other assets include trade debtors of €72 million (62% from the fixed Portuguese operations and the remaining from the Spanish subsidiaries), and more than €40 million of VAT receivable, mostly from the mobile operations. Other liabilities include €61 million of long-term debt related to the backbone contracts with group and associated companies and €102 million of suppliers (trade and fixed).

Total financial debt is centralized at Oni's holding level and the mobile business (OniWay) is fully funded through shareholders' equity. In a like-for-like basis (including ONI Spain) financial debt in 1H2001 would have been of approximately €470 million, corresponding to a yearly growth of €120 million.

Most of OniWay's cumulative investment is comprised of €100.0 million in the UMTS license, close to €45 million in network equipment, €25 million in the national roaming agreement with TMN, €16 million in technical sites. No matter what the final outcome regarding the future of Oni's mobile operations could be, most of the investments made to date in OniWay, represent highly valuable assets in any possible scenario namely, in the context of an eventual consolidation process.

Operating Income Statement (€ m)	1H2002	1H2001	Δ %
Revenues from telecommunications services	141.6	39.9	255.4%
Revenues from equipment sales	7.6	12.3	-38.5%
Operating revenues	**149.2**	**52.2**	**186.1%**
Direct activity costs	**82.1**	**32.5**	**152.2%**
Gross Profit	**67.2**	**19.6**	**242.2%**
Gross Profit/Revenues	45.0%	37.6%	37.6p.p.
Outside supplies and services - Group	5.2	2.4	112.8%
Outside supplies and services - Non-Group	59.5	38.0	56.6%
Personnel Costs	47.6	21.6	120.4%
Other operating costs (or revenues)	(3.0)	0.6	-
Own work capitalised	(17.2)	(6.7)	-157.7%
Operating costs	**92.1**	**55.9**	**64.6%**
EBITDA	**(24.9)**	**(36.3)**	**31.4%**
EBITDA/Revenues	-16.7%	-69.6%	69.6p.p.
Depreciation and amortisation	30.5	19.0	60.3%
Provisions	2.7	0.0	-
EBIT	**(58.1)**	**(55.4)**	**-5.0%**
EBIT/Revenues	-39.0%	-106.2%	106.2p.p.

Investment (€ m)	1H2002	1H2001	Δ %
Fixed line Portugal	**17.9**	**24.2**	**-25.9%**
Recurrent	2.9	2.4	25.0%
Non-recurring	14.9	21.8	-31.5%
Fixed line Spain	**11.1**	**-**	**-**
Recurring	1.1	-	-
Non-recurring	9.9	-	-
Mobile	**66.0**	**11.3**	**482.7%**
Recurring	4.6	0.7	591.9%
Non-recurring	61.4	10.7	475.9%
Total operating investment	**95.0**	**35.5**	**167.6%**


€ m
50
30
10
-10
-30
-50
(36.3)
EBITDA 2001
▲ 47.5
▲14.1
Other Operating Revenues
▲ 2.7
OSS - Group
▲ 21.5
OSS - Non-Group
▲ 26.0
(24.9)

Total operating costs rose to €92.1 million, an increase of 64.6% in comparison with last year's. On a comparative basis, including Comunitel in 1H2001, the increase would have been significantly lower of around 15%. This increase, relatively small in light of the raise in the Group's turnover, reflects the cost cutting programme implemented by Oni's management in late 2001.

The main contributors for the 60% increase in outside supplies and services, are client acquisition costs in the fixed business, representing 30% of total OSS; network costs, representing 20% of total OSS; and other Professional Services, namely in IT, representing 10% of total OSS.

Personnel Costs more than doubled between the 1H2001 and the 1H2002. On a like-for-like basis (including Comunitel in 1H2001) the increase would have been of 50%, half of it coming from the start-up of the mobile operations. The fixed business accounts for approximately 75% of Oni's total personnel costs.

Regarding operating investments the main drivers for the increase in capex were the start-up of the mobile operation (IT, Service Platforms and network), the expansion of the network in the fixed business (namely Lisbon and Porto MAN) and direct access infrastructure (xDSL deployment both in Portugal and Spain).

Information Technology

Operating Income Statement (€ m)	1H2002	1H2001	Δ%
Sales	29.5	17.0	73.8%
Services Provided	121.3	68.4	77.3%
Operating Revenues	**150.7**	**85.3**	**76.6%**
Sundry materials and goods for resale	19.9	15.3	30.2%
Outside supplies and services - Group	28.4	4.8	491.9%
Outside supplies and services - Non-group	46.0	25.8	78%
Personnel Costs	39.3	24.2	62.4%
Other operating costs (or revenues)	(1.6)	(1.7)	7.8%
Own work capitalised	(3.0)	(2.4)	-24.7%
Operating Costs	**129.0**	**66.0**	**95.6%**
EBITDA	**21.7**	**19.4**	**11.8%**
EBITDA/Operating Revenues	14.4%	22.7%	-8.3p.p.
Depreciation and amortisation	8.9	8.2	7.8%
Provisions	0.2	0.1	2.7%
EBIT	**12.7**	**11.0**	**15.0%**
EBIT/Operating Revenues	8.4%	12.9%	-4.5p.p.

Number of employees	1H2002	1H2001	Δ%
Number of Employees	**1,583**	**1,185**	**33.6%**
Edinfor	510	741	-31.2%
Case	1,073	444	141.7%



€ m
100
80
60
40
20
0
19.4
▲ 65.4
▼ 0.5
▲ 4.6
▲ 23.6
▲ 20.2
▲15.1
21.7
EBITDA 2001
Revenues
Other Operating Revenues
Materials and goods for resale
OSS - Group
OSS - Non-Group
Personnel Costs
EBITDA 2002

Edinfor, the EDP Group's harm operating in the information technology sector, centers its activity on the provision of IT consulting services and the development, implementation and operation of information systems. Operating revenues rose 76.6% from €85.3 million in the 1H2001 to €150.7 million in the 1H2002. The item services provided, which represents 80.5% of total revenues, was the main contributor to this increase, to a large extent, the result of the continued involvement of the Edinfor Group companies in the development and installation of SAP-related projects. Also worth mentioning is the fact that 52.1% of total operating revenues, or €78.6 million, derive from sales and services provided to non-EDP Group companies.

In the 1H2002, operating costs totaled €129.0 million, almost two times the 1H2001 figure. This increase, largely attributable to a raise in outside supplies & services and personnel costs, and reveals the Group's efforts to cope with the higher demand for its services.

Operating income climbed to €12.7 million, which represents a 15% increase compared with the same period in 2001, however, EBIT margin declined 4.5 p.p. as a result of the strong increase in personnel costs and the fact that the company, following the transfer of some information systems' assets to EDP Distribuição, gave-up on some of the intra-Group revenues it previously earned from the provision of this service to EDP's electricity distribution company.

Consolidated Financial Results

EDP

Financial Results (€ m)	1H2002	1H2001	Δ %
Interest receivable / (payable)	(102.6)	(112.2)	8.6%
Gains / (losses) from group and assotiated cos.	(16.4)	(6.1)	-170.6%
Goodwill amortization	(22.4)	(25.9)	13.2%
Foreign exchange losses	(4.3)	(46.9)	90.9%
Foreign exchange gains	27.9	19.8	40.9%
Investment income	25.7	6.2	313.1%
Gains in treasury and other financial assets	1.0	13.6	-92.8%
Other	(28.5)	(31.5)	9.6%
Financial results	**(119.7)**	**(183.0)**	**34.6%**

Income from Equity Method (€ m)	1H2002	1H2001	Δ %
REN (30%)	9.8	14.5	-32.3%
IVEN (Escelsa/Enersul) (92.48%) [1]	(31.6)	(20.0)	-58.0%
HidroCantábrico (19% x 50%) [2]	5.4	-	-
Other	-	(0.5)	-
Total	**(16.4)**	**(6.1)**	**-170.6%**

[1] Escelsa and Enersul were equity consolidated as at June 30, 2002. EDP owns 92.48% of Iven. Iven owns 52.27% Escelsa. Escelsa owns 65.20% of Enersul.

[2] Hidrocantábrico was equity consolidated (19% x 50%) for the first five months of 2002 (through May 30, 2002). In June it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).

Goodwill amortization (€ m)	1H2002	1H2001	Δ %
CERJ	-	4.8	-
EBE	6.4	6.4	0.0%
IVEN	9.2	9.2	0.0%
OPTEP	-	4.3	-
ACE Holding	1.5	-	-
Comunitel	5.2	1.2	325.0%
Total	**22.4**	**25.9**	**-13.2%**

The Group's financial results improved by €63.3 million, or 34.6% when compared with the 1H2001. This performance is essentially explained by following factors:

1. A decrease of €9.6 million in net interest expenses between the 1H2001 and the 1H2002 as a result of a decrease in the average annual interest rate (net interest expense at the end of the period / net debt at the end of the period) from 4.32% to 3.39%, which more than offset the increase in net debt;

2. An increase in investment income that reflects the cash dividends received in 2002 from BCP (€14.9 million) and GalpEnergia (€5.4 million) whereas in 2001, BCP paid a stock-dividend and GalpEnergia did not distribute dividends.

3. A reduction in foreign exchange losses as a result of the early repayment of Bandeirante's dollar-denominated debt in the end of 2001;

4. A net negative contribution from group and associated companies of €16.4 million in the 1H2002 compared with a negative contribution of €6.1 million in the 1H2001. Losses from group and associated companies mainly reflect the negative impact of the Real devaluation on Escelsa and Enersul's (Iven) dollar-denominated debt through June 30, 2002. This was partly offset by a positive contribution from Ren and Hidrocantábrico and mainly by an increase in forex gains as a result of the creation in EDP S.A.'s balance sheet of a US$ asset used to cover part of its share of Escelsa and Enersul's US$ debt. Between January 2002 and June 28, 2002 EDP S.A. acquired US$102.5 million for this purpose.

Escelsa/Enersul USD debt (US$ m)	1H2002	7/12/2002
Escelsa USD denominated Debt (48.3%)	208.3	208.3
of which hedged at Escelsa	43.4	43.4
Enersul USD denominated Debt (31.5%)	19.6	19.6
of which hedged at Enersul	10.3	10.3
Unhedged USD debt at Escelsa and Enersul	**174.2**	**174.2**
USD deposit at EDP S.A.	**102.5**	**129.7**

Consolidated Extraordinary Results

EDP

Extraordinary Results (€ m)	1H2002	1H2001	Δ %
Fixed assets gains / (losses)	15.5	(0.0)	-
Decrease / (increase) in deprec. and provisions	12.9	1.5	745.4%
Prior year adjustment (net)	(5.0)	2.9	-
Hydrological correction	-	32.7	-
Depreciation of subsidies and concessions	37.4	30.7	21.7%
Bad debts	(0.7)	(0.5)	-28.3%
Inventory gains / (losses)	(1.0)	(1.2)	17.6%
Other gains / (losses)	(10.8)	(17.3)	37.9%
Extraordinary Results	**48.2**	**48.6**	**-0.9%**

1H2001 Hydrological Fund (€ m)				
Initial Balance	Changes to the Hydrological Fund		EDP	Final Balance
(31 Dec 2000)	1H01	Financial Costs	Extraordinary Income	(30 Jun 2001)
365.5	8.4	11.3	32.7	385.2

1H2002 Hydrological Fund (€ m)				
Initial Balance	Changes to the Hydrological Fund		EDP	Final Balance
(31 Dec 2001)	1H02	Financial Costs	Extraordinary Income	(30 Jun 2002)
387.5	(81.1)	5.5	-	311.9

Capital gains (€ m)	1H2002
Malhoa building	4.0
EDIS Camilo Castelo Branco building	9.1
Marquês de Pombal building	7.1
Other (net)	(0.3)
Fixed assets	20.0
Other capital gains (losses)	(4.6)
Total capital gains	**15.5**

The EDP Group's net extraordinary results amounted in the 1H2002 to € 48.2 million. This year EDP has not recognized the extraordinary income booked in the 1H2001 associated with the hydrological correction account's surplus, on the grounds that the 1H2002 was a particularly dry period.

Extraordinary results include, in the first half of the year, an amount related with fixed assets gains which reflects the sale of office building, previously owned by EDP Distribuição, EDP Holding and EDI Pombal, to EDP's pension fund. In accordance with prevailing Portuguese law, before this sale could be materialized, these fixed assets were subject to an independent valuation.

It is worth pointing out that in this quarter the accounts do not reflect the capital gain resulting from the sale of Optep to Thorn Finance, nor do they include the gain relating to the sale of the Group's shareholding in Redal. With respect to the Optep disposal, and by virtue of the derivative financial instrument contracted, EDP *retains for a maximum* period of three years an exposure to the variations in the value of the shares sold on 22 March 2002. As such and in accordance with the principle of prudence, it was decided to defer the recognition of the relevant capital gain arising from this sale. In the case of Redal, the potential capital gain generated by this sale can only be recorded in EDP's accounts after this deal is approved by the relevant Moroccan authorities.

Consolidated Income Statement

Consolidated Income Statement (€ m)	1H2002	1H2001	Δ %
Electricity Sales	2,818.6	2,544.5	10.8%
Other Sales	41.6	26.8	55.6%
Services Provided	203.8	106.4	91.5%
Operating Revenues	**3,064.0**	**2,677.6**	**14.4%**
Electricity	1,428.7	1,244.8	14.8%
Fuel	239.7	123.3	94.4%
Sundry materials and goods for resale	70.1	84.6	-17.2%
Outside supplies and services	296.7	221.6	33.9%
Personnel costs	316.8	266.7	18.8%
Concession fees	78.2	69.0	13.5%
Other operating costs (or revenues)	(6.3)	(2.7)	-130.7%
Own work capitalised	(106.0)	(98.7)	-7.4%
Operating costs	**2,318.0**	**1,908.5**	**21.5%**
EBITDA	**746.0**	**769.1**	**-3.0%**
EBITDA/Revenues	24.3%	28.7%	-4.4p.p.
Depreciations	343.9	321.8	6.9%
Provisions	48.9	22.1	121.6%
EBIT	**353.3**	**425.3**	**-16.9%**
EBIT/Revenues	11.5%	15.9%	-4.4p.p.
Financial Results	(119.7)	(183.0)	34.6%
Extraordinary Results	48.2	48.6	-0.9%
Income before taxation	**281.8**	**290.9**	**-3.1%**
Income Taxes	85.3	86.2	-1.0%
Minorities	(34.1)	(19.6)	-74.1%
Net Income	**230.6**	**224.4**	**2.8%**



€ m
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
769.1
▲ 274.2
▲ 123.0
▲ 183.9
▲ 116.4
▼ 14.5
▲ 75.1
▲ 50.1
▲ 9.3
746.0
EBITDA 2001
Electricity sales
Other operating revennues
Electricity costs
Fuel costs
Materials and goods for resale
Outside supplies and services
Personnel costs
Concession fees
EBITDA 2002



€ m
800
700
600
500
400
300
200
100
0
▲ 398.0
▲ 266.8
▼ 4.4
▲ 12.3
▲ 43.4
▼ 24.9
▲ 21.7
▲ 33.2
746.0
EDP Produção
EDP Distribuição
EDP Energia
Hidrocantábrico
Bandeirante
Telecom
Information Technology
Others
EBITDA 2002

Adjusted Cash Flow and Consolidated Balance Sheet

EDP

Cash Flow (€ m)	1H2002	1H2001	△%
Net Income	**230.6**	**224.4**	**2.8%**
Depreciation	343.9	321.8	6.9%
Provisions	48.9	22.1	121.6%
Cash-Flow	**623.4**	**568.2**	**9.7%**
Tariff Adjustment	13.0	(11.8)	-
Hydrological Correction	(81.1)	8.4	-
Hydrological Account Interest	5.5	11.3	-51.2%
Adjusted Cash-Flow	**560.8**	**576.2**	**-2.7%**

Assets (€ m)	1H2002	1H2001
Currents assets		
Cash and cash equivalents	40.4	85.7
Accounts receivable - trade, net	849.0	622.9
Shareholders	10.4	225.0
Accounts receivable - other, net	386.8	152.0
Inventories	139.6	110.0
	1,426.2	**1,195.6**
Long-term receivables	139.6	117.3
Investments, net	2,545.7	3,033.4
Fixed assets, net	10,427.2	9,580.1
Other assets, net	1,567.9	806.5
Accrued income	261.7	141.1
Prepaid expenses	587.3	502.2
Total assets	**16,955.6**	**15,376.2**

Liabilities (€ m)	1H2002	1H2001
Current liabilities		
Short-term debt and current portion of long-term debt	2,323.8	1,154.0
Accounts payable - trade, net	812.0	521.3
State and other public entities	242.9	165.4
Accounts payable - other, net	277.6	27.1
	3,656.3	**1,867.8**
Long-term debt	4,183.1	4,401.1
Accrued pension liabilities	33.7	0.1
Provisions	792.7	683.7
Hydrologic correction account	311.9	385.2
Other liabilities	86.3	202.1
Accrued expenses	325.4	279.9
Deferred income	1,544.1	1,484.1
Total liabilities	**10,933.6**	**9,304.0**
Minority interest	**207.0**	**174.7**

Shareholders' equity (€ m)	1H2002	1H2001
Share capital	2,962.3	2,979.7
Revaluation reserves	2,020.9	2,020.9
Legal reserves	243.7	221.2
Other reserves	(186.4)	(11.6)
Retained earnings	543.9	463.0
Net income for the year	230.6	224.4
Sharehoders' equity	**5,815.0**	**5,897.5**
Total liabilities and shareholders' equity	**16,955.6**	**15,376.2**

Income Statement by Business Areas

1H2002 (€ m)	EDP Produção	EDP Distribuição	EDP Energia	HC [1]	Bandeirante	Telecom	Information Technology	Other & Consol. Adj.	Consolidated
Electricity Sales	711.2	1,714.5	15.5	50.2	333.0	-	-	(5.8)	2,818.6
Other Sales	6.5	0.7	-	1.2	12.5	7.6	29.5	(16.2)	41.6
Services Provided	8.5	12.5	0.2	-	-	141.6	121.3	(80.4)	203.8
Operating Revenues	**726.2**	**1,727.7**	**15.7**	**51.4**	**345.4**	**149.2**	**150.7**	**(102.3)**	**3,064.0**
Electricity	6.7	1,141.6	17.7	31.8	265.2	-	-	(34.4)	1,428.7
Fuel	239.7	-	-	-	-	-	-	-	239.7
Sundry materials and goods for resale	2.4	31.0	-	7.8	1.9	82.1	19.9	(74.9)	70.1
Outside supplies and services	33.7	89.1	2.4	4.6	14.6	64.6	74.4	13.3	296.7
Personnel costs	60.9	196.1	0.6	2.8	18.1	47.6	39.3	(48.7)	316.8
Concession fees	1.8	76.4	0.0	-	-	-	-	0.1	78.2
Other operating costs (or revenues)	(2.4)	(5.3)	(0.0)	(5.0)	2.8	(3.0)	(1.6)	8.2	(6.3)
Own work capitalised	(14.6)	(67.9)	(0.6)	(3.0)	(0.5)	(17.2)	(3.0)	0.9	(106.0)
Operating costs	**328.2**	**1,460.9**	**20.1**	**39.1**	**302.0**	**174.1**	**129.0**	**(135.5)**	**2,318.0**
EBITDA	**398.0**	**266.8**	**(4.4)**	**12.3**	**43.4**	**(24.9)**	**21.7**	**33.2**	**746.0**
EBITDA/Revenues	54.8%	15.4%	-27.7%	23.9%	12.6%	-16.7%	14.4%	-	24.3%
Depreciations	113.2	164.1	1.7	3.6	16.1	30.5	8.9	5.9	343.9
Provisions	8.6	27.9	0.0	2.1	-	2.7	0.2	7.4	48.9
EBIT	**276.2**	**74.8**	**(6.1)**	**6.6**	**27.3**	**(58.1)**	**12.7**	**19.9**	**353.3**
EBIT/Revenues	38.0%	4.3%	-38.6%	12.8%	7.9%	-39.0%	8.4%	-	11.5%
Financial Results	(42.5)	(14.6)	(0.7)	(1.0)	(11.0)	(23.1)	(6.1)	(20.8)	(119.7)
Extraordinary Results	5.5	54.8	(0.4)	(0.3)	(8.0)	22.5	(0.1)	(25.8)	48.2
Income before taxation	**239.2**	**115.0**	**(7.1)**	**5.3**	**8.3**	**(58.8)**	**6.5**	**(26.7)**	**281.8**
Income taxes	82.3	44.1	(0.1)	2.1	4.3	(8.4)	1.9	(41.0)	85.3
Minority interests	-	-	-	(0.1)	-	(34.2)	0.2	0.0	(34.1)
Net Income	**156.9**	**70.9**	**(7.0)**	**3.3**	**4.0**	**(16.2)**	**4.3**	**14.3**	**230.6**

Note: Business segment accounts not audited
[1] 40% of June 2002

Income Statement by Business Areas

1H2001 (€ m)	EDP Produção	EDP Distribuição	EDP Energia	HC	Bandeirante	Telecom	Information Technology	Other & Consol. Adj.	Consolidated
Electricity Sales	566.5	1,622.1	13.2	-	375.8	-	-	(33.1)	2,544.5
Other Sales	5.1	0.7	0.0	-	2.1	12.3	17.0	(10.4)	26.8
Services Provided	8.2	9.2	-	-	-	39.9	68.4	(19.3)	106.4
Operating Revenues	**579.7**	**1,632.0**	**13.2**	**-**	**377.9**	**52.2**	**85.3**	**(62.8)**	**2,677.6**
Electricity	1.3	1,008.3	5.4	-	263.3	-	-	(33.5)	1,244.8
Fuel	123.3	-	-	-	-	-	-	(0.0)	123.3
Sundry materials and goods for resale	1.3	54.8	-	-	1.5	32.5	15.3	(20.8)	84.6
Outside supplies and services	26.1	98.5	0.9	-	18.0	40.4	30.6	7.2	221.6
Personnel costs	53.0	184.1	0.7	-	20.7	21.6	24.2	(37.6)	266.7
Concession fees	1.7	67.2	-	-	-	-	-	(0.0)	69.0
Other operating costs (or revenues)	(2.1)	(6.2)	0.0	-	4.1	0.6	(1.7)	2.6	(2.7)
Own work capitalised	(10.4)	(74.9)	(0.1)	-	(0.5)	(6.7)	(2.4)	(3.8)	(98.7)
Operating costs	**194.1**	**1,331.8**	**6.9**	**-**	**307.1**	**88.5**	**66.0**	**(85.8)**	**1,908.5**
EBITDA	**385.6**	**300.2**	**6.4**	**-**	**70.8**	**(36.3)**	**19.4**	**23.1**	**769.1**
EBITDA/Revenues	66.5%	18.4%	48.0%	-	18.7%	-69.6%	22.7%	-	28.7%
Depreciations	112.4	160.0	1.6	-	16.5	19.0	8.2	4.1	321.8
Provisions	5.0	21.4	0.0	-	0.8	0.0	0.1	(5.4)	22.1
EBIT	**268.2**	**118.8**	**4.7**	**-**	**53.6**	**(55.4)**	**11.0**	**24.4**	**425.3**
EBIT/Revenues	46.3%	7.3%	35.5%	-	14.2%	-106.2%	12.9%	-	15.9%
Financial Results	(36.6)	(2.2)	(0.2)	-	(58.9)	(19.4)	(4.0)	(61.7)	(183.0)
Extraordinary Results	2.1	37.3	(0.0)	-	(4.1)	1.0	(0.4)	12.7	48.6
Income before taxation	**233.7**	**153.9**	**4.5**	**-**	**(9.4)**	**(73.7)**	**6.6**	**(24.6)**	**290.9**
Income taxes	68.7	44.4	-	-	(2.1)	(7.8)	1.5	(18.5)	86.2
Minority interests	-	-	-	-	-	(20.2)	1.2	(0.6)	(19.6)
Net Income	**164.9**	**109.5**	**4.5**	**-**	**(7.3)**	**(45.7)**	**3.9**	**(5.5)**	**224.4**

Note: Business segment accounts not audited

Balance Sheet by Business Areas

1H2002 (€ m)	EDP Produção	EDP Distribuição	EDP Energia	HC [1]	Bandeirante	Telecom	Information Technology	Consolidated
Intangible assets	3.6	0.2	-	7.2	-	512.1	6.3	1,567.9
Fixed assets	4,275.1	4,235.1	83.8	692.2	313.5	328.2	96.6	10,427.2
Financial Investments	9.7	0.2	0.1	90.9	0.2	3.5	70.3	2,545.7
Current assets	656.8	601.9	0.5	214.3	199.9	197.0	100.4	1,426.2
Long-term receivables	70.8	90.4	-	15.9	195.1	0.1	-	139.6
Accurals and defferals	14.5	114.4	5.8	1.7	18.8	86.0	47.4	848.9
Total assets	**5,030.4**	**5,042.1**	**90.1**	**1,022.2**	**727.7**	**1,126.9**	**321.0**	**16,955.6**
Provisions	115.1	291.5	1.2	24.4	20.1	13.8	1.8	826.4
Hydrologic correction account	-	-	-	-	-	-	-	311.9
Financial debt	2,675.7	1,077.6	6.1	355.7	258.6	592.8	88.6	6,507.0
Other medium and long term liabilities	15.0	32.1	-	21.1	129.0	-	1.4	86.3
Other short term liabilities	367.3	824.5	11.3	176.2	155.3	184.0	131.5	1,332.5
Accurals and defferals	101.6	1,304.9	6.5	21.7	0.2	41.7	29.6	1,869.5
Total liabilities	**3,274.7**	**3,530.6**	**25.1**	**599.1**	**563.1**	**832.3**	**252.8**	**10,933.6**
Minority interests	**33.3**	**-**	**-**	**3.4**	**-**	**108.0**	**6.0**	**207.0**
Shareholders' equity	**1,722.4**	**1,511.5**	**65.0**	**419.7**	**164.6**	**186.6**	**62.1**	**5,815.0**
Total liabilities and shareholders' equity	**5,030.4**	**5,042.1**	**90.1**	**1,022.2**	**727.7**	**1,126.9**	**321.0**	**16,955.6**

Note: Business segment accounts not audited
[1] 40% consolidation

Balance Sheet by Business Areas

2001 (€ m)	EDP Produção	EDP Distribuição	EDP Energia	HC	Bandeirante	Telecom	Information Technology	Consolidated
Intangible assets	4.1	0.2	-	-	-	533.6	6.3	1,136.2
Fixed assets	4,273.1	4,248.5	81.0	-	432.8	256.1	117.2	9,843.8
Financial Investments	29.1	0.2	0.3	-	0.3	3.9	73.0	3,023.6
Current assets	516.2	517.1	6.7	-	205.4	196.3	115.9	1,385.8
Long-term receivables	1.4	91.1	0.3	-	272.2	-	-	102.9
Accurals and defferals	5.9	111.0	0.0	-	17.2	82.5	12.4	740.9
Total assets	**4,829.7**	**4,968.1**	**88.4**	**-**	**927.9**	**1,072.4**	**324.7**	**16,233.1**
Provisions	110.1	282.0	0.8	-	25.8	0.9	1.9	831.5
Hydrologic correction account	-	-	-	-	-	-	-	387.5
Financial debt	2,460.0	960.0	5.9	-	272.9	424.0	69.4	5,799.1
Other medium and long term liabilities	15.0	871.8	-	-	168.8	73.7	0.2	83.8
Other short term liabilities	329.4	33.8	7.2	-	232.4	166.3	164.6	1,057.0
Accurals and defferals	99.0	1,241.7	0.6	-	5.8	38.8	14.3	1,736.8
Total liabilities	**3,013.5**	**3,389.2**	**14.6**	**-**	**705.8**	**703.7**	**250.3**	**9,895.7**
Minority interests	**34.9**	**-**	**-**	**-**	**-**	**112.0**	**8.0**	**240.7**
Shareholders' equity	**1,781.3**	**1,578.9**	**73.8**	**-**	**222.2**	**256.7**	**66.3**	**6,096.8**
Total liabilities and shareholders' equity	**4,829.7**	**4,968.1**	**88.4**	**-**	**927.9**	**1,072.4**	**324.7**	**16,233.1**

Note: Business segment accounts not audited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez

Name: Francisco de la Fuente Sánchez

Title: Director & Chief Executive Officer